   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 24, 1997
                                                  REGISTRATION NO. 333-_________
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          HOLT'S CIGAR HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

         DELAWARE                       5993                      51-0350003
      (STATE OR OTHER             (PRIMARY STANDARD            (I.R.S. EMPLOYER
      JURISDICTION OF                INDUSTRIAL             IDENTIFICATION NUMBER)
     INCORPORATION OR        CLASSIFICATION CODE NUMBER)
       REGISTRATION)

                              12270 TOWNSEND ROAD
                        PHILADELPHIA, PENNSYLVANIA 19154
                                 (215) 676-8778
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                           ROBERT G. LEVIN, PRESIDENT
                          HOLT'S CIGAR HOLDINGS, INC.
                              12270 TOWNSEND ROAD
                             PHILADELPHIA, PA 19154
                                 (215) 676-8778
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

          MATTHEW H. LUBART, ESQ.                        NEIL GOLD, ESQ.
  FOX, ROTHSCHILD, O'BRIEN & FRANKEL, LLP          FULBRIGHT & JAWORSKI L.L.P.
(FORMED IN THE COMMONWEALTH OF PENNSYLVANIA)             666 FIFTH AVENUE
      997 LENOX DRIVE, BUILDING THREE                NEW YORK, NEW YORK 10103
      LAWRENCEVILLE, NEW JERSEY 08648

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of a prospectus is expected to be made pursuant to Rule 434, please check the following box. /x/
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                   |                  | PROPOSED MAXIMUM | PROPOSED MAXIMUM |
              TITLE OF EACH CLASS OF               |     AMOUNT TO    |  OFFERING PRICE  |     AGGREGATE    |     AMOUNT OF
           SECURITIES TO BE REGISTERED             |   BE REGISTERED  |   PER SHARE(1)   | OFFERING PRICE(2)| REGISTRATION FEE
Common Stock, $.001 par value (2)................. | 2,012,500 shares |      $14.00      |    $28,175,000   |     $8,537.88

(1) Estimated solely for the purpose of determining the registration fee.
(2) Includes 262,500 shares of Common Stock subject to sale upon the exercise of an over-allotment option granted to the Underwriters.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE AN AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

               SUBJECT TO COMPLETION -- DATED SEPTEMBER 24, 1997
PROSPECTUS
--------------------------------------------------------------------------------

                                1,750,000 Shares

[LOGO HERE]               HOLT'S CIGAR HOLDINGS, INC.

                                  Common Stock

--------------------------------------------------------------------------------

All of the 1,750,000 shares of common stock, par value $.001 per share (the "Common Stock"), offered hereby are being sold by Holt's Cigar Holdings, Inc. (the "Company"). Prior to the Offering (the "Offering"), there has been no public market for the Common Stock. It is currently anticipated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

Application has been made to include the Common Stock in The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "HOLT."

SEE "RISK FACTORS" ON PAGES 8 TO 15 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

--------------------------------------------------------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                       Underwriting
                  Price to             Discounts and            Proceeds to
                   Public              Commissions(1)            Company (2)
-------------------------------------------------------------------------------
Per Share.....      $                $                $
-------------------------------------------------------------------------------
Total(3)......    $                $                $
===============================================================================
(1) The Company and a shareholder of the Company (the "Selling Shareholder") have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Principal and Selling Shareholders" and "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $550,000.

(3) The Selling Shareholder has granted the several Underwriters a 30-day over-allotment option to purchase up to 262,500 additional shares of Common Stock on the same terms and conditions as set forth above. If all such additional shares are purchased by the Underwriters, the total Price to
    Public will be $         , the total Underwriting Discounts and Commissions
    will be $         , the total Proceeds to Company will be $         and the
    total Proceeds to Selling Shareholder will be $         . See "Principal and
    Selling Shareholders" and "Underwriting."

--------------------------------------------------------------------------------

The shares of Common Stock are offered by the several Underwriters subject to delivery by the Company and the Selling Shareholder and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made at the office of Prudential Securities Incorporated, One New York
Plaza, New York, New York, on or about November   , 1997.

PRUDENTIAL SECURITIES INCORPORATED                  JANNEY MONTGOMERY SCOTT INC.

November   , 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                               [PICTURES TO COME]

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and information under "Risk Factors." All information in this Prospectus gives effect to the reorganization of the Company (the "Reorganization"), pursuant to which the Company merged newly formed wholly-owned subsidiaries with Ashton Distributors, Inc. and Holt's Cigar Company, Inc. in exchange for shares of the Common Stock. See "Reorganization of the Company" and Combined Financial Statements and notes thereto. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option will not be exercised and all references in this Prospectus to the "Company" mean Holt's Cigar Holdings, Inc. and its subsidiaries. All references to a "Fiscal" year refer to the fiscal year ended March 31 of such year.

                                  THE COMPANY

     The Company is a leading distributor and retailer of brand name premium cigars. The Company is the exclusive wholesale distributor of Ashton premium cigars and Ashton cigar-related accessories, a proprietary brand owned by the Company. The Company believes that Ashton premium cigars are nationally recognized as among the top brands due to their flavor, consistency and quality of construction. Cigar Aficionado magazine has rated the Ashton brand as "very good to excellent" in each category evaluated by the publication. The Company's retail operations, which consist of a mail order catalog and the Company's Philadelphia, Pennsylvania retail store, sell over 170 brands of premium cigars as well as cigar-related accessories and other tobacco products. In Fiscal 1997 and the three months ended June 30, 1997, the Company had net sales of $17.3 million and $6.4 million, respectively, of which sales of premium cigars represented approximately 86.3% and 92.0%, respectively. The Company believes that the strength of the Ashton brand and the Company's distribution capabilities, combined with increasing demand for premium cigars, will enable the Company to continue to realize significant future growth.

     The cigar market is divided into three principal categories: premium cigars, mass market cigars and little cigars. The Company's primary product is premium cigars, which are generally imported, hand-made or hand-rolled cigars made with long filler, 100% natural tobacco leaf and which generally sell at retail prices above $1.00 per cigar. According to the Cigar Association of America, sales of all categories of cigars totalled 4.6 billion units, or $1.6 billion, in 1996, and grew from 1993 to 1996 at a compound annual growth rate ("CAGR") of 10.3% on a unit basis and 30.2% on a dollar basis. Unit sales of premium cigars, which had remained essentially flat between 1981 and 1993, increased at a CAGR of 36.9%, on a unit basis, from 1993 to 1996. The Cigar Association of America reports that premium cigar imports for the six month period ended June 30, 1997 have increased approximately 95.0% compared to cigar imports for the same period in 1996. The Company believes that the increase in demand for premium cigars is a result of several factors, including: (i) increased visibility of cigar smoking; (ii) increased interest in luxury goods;
(iii) the expansion of the cigar smoking customer base; and (iv) an increase in the number of venues that cater to cigar smoking customers. Due to the increased demand for premium cigars, the industry continues to experience shortages in supply and increasing prices.

     The Company believes that its success is due, in part, to the popularity of the Company's Ashton brand, which was introduced in 1986. All Ashton cigars, as well as a portion of the Company's Holt's brand premium cigars, are manufactured for the Company by Fuente Cigar Ltd. ("Fuente Cigar"), a Dominican Republic based manufacturer of premium cigars. Cigars made by Fuente Cigar enjoy a worldwide reputation for the finest tobaccos, expert blends, consistency and quality of construction. The Company believes that its relationship with Fuente Cigar will enable the Company to continue to grow its Ashton brand as well as to introduce new brands to be manufactured for the Company by Fuente Cigar. Two of the executive officers of Fuente Cigar, Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr., are directors of the Company and a related Fuente family partnership will own approximately 24.4% of the shares of Common Stock outstanding upon completion of the Offering.

Fuente Cigar has shown its commitment to the Company through agreements which provide for: (i) the exclusive manufacture by Fuente Cigar of Ashton brand premium cigars; (ii) the sale to the Company of at least 5.0 million premium cigars per year for a minimum of ten years; and (iii) the exclusive wholesale distribution by the Company of up to three new premium cigar brands to be developed by Fuente Cigar and the Company. In Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, the Company purchased, on a dollar basis, approximately 39.2%, 47.0% and 45.4%, respectively, of its premium cigars from Fuente Cigar.

     The Company's principal objective is to enhance its position as a leading distributor and retailer of premium cigars. The principal elements of the Company's business strategy include: (i) strengthening the Ashton brand primarily by increasing the volume of Ashton cigars supplied to the Company;
(ii) a continued focus on providing a broad range of premium cigar offerings from a variety of leading manufacturers; (iii) building upon its relationship with Fuente Cigar; (iv) using multiple distribution channels to reach a broader customer base; and (v) a commitment to customer service and satisfaction.

     The Company's growth strategy is designed to capitalize on its competitive strengths and the significant growth trends in the premium cigar market by: (i) introducing new premium cigar brands owned or exclusively distributed by the Company; (ii) increasing the wholesale distribution of the Company's Ashton brand premium cigars; (iii) expanding distribution of the Company's catalog and the size of the Company's proprietary mailing list; and (iv) opening or acquiring a limited number of retail stores in select markets.

     The Company was incorporated on June 18, 1993 under the laws of the State of Delaware. The Company's executive offices are located at 12270 Townsend Road, Philadelphia, Pennsylvania 19154, and its telephone number is (215) 676-8778. The Company's web site can be accessed at http://www.holts.com.

                                  THE OFFERING

Common Stock Offered by the Company.........................  1,750,000 shares

Common Stock to be Outstanding after the Offering(1)(2).....  5,770,000 shares

Use of Proceeds.............................................  To (i) effect the distribution of previously taxed but
                                                              undistributed earnings from
                                                              Ashton Distributors, Inc. to its
                                                              former shareholder; (ii)
                                                              establish new retail stores;
                                                              (iii) expand inventories of
                                                              premium cigars; (iv) repay
                                                              outstanding indebtedness; (v)
                                                              expand the Company's mail order
                                                              business; (vi) introduce new
                                                              premium cigar brands; (vii)
                                                              upgrade the Company's management
                                                              information and accounting
                                                              systems; and (viii) use for
                                                              general corporate purposes,
                                                              including working capital. See
                                                              "Use of Proceeds."

Proposed Nasdaq National Market Symbol......................  HOLT

------------------
(1) Excludes options to purchase an aggregate of 300,000 shares of Common Stock authorized under the 1997 Employee Stock Option Plan (the "Employee Stock Plan"), of which options to purchase 169,500 shares of Common Stock have been granted at the initial public offering price per share, and an aggregate of 180,000 shares of Common Stock authorized under the Non-Management Directors Stock Option Plan (the "Director Stock Plan"), of which options to purchase 60,000 shares of Common Stock have been granted at the initial public offering price per share. See "Management -- Stock Options."

(2) The Company also has issued options to purchase an aggregate of 482,400 shares of Common Stock at a price of $.50 per share, which options were granted in January 1996. At the time these options were granted, Robert G. Levin, the Company's Chairman of the Board, Chief Executive Officer and President, and the other shareholder of the Company agreed that these options would only dilute Mr. Levin's ownership interest. Accordingly, Mr. Levin has agreed to contribute to the capital of the Company one share of Common Stock for each share purchased pursuant to these options. See "Management -- Stock Plans."

                                  RISK FACTORS

     The shares of Common Stock offered hereby involve a high degree of risk. Investors should consider the material risk factors involved in connection with an investment in the Common Stock.

                            ------------------------

     Ashton(Registered) is a registered trademark of the Company.
Holt's(Trademark), Cortesia(Trademark) and Castano(Trademark) are trademarks with respect to which the Company has applications for registration pending.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                           THREE MONTHS
                                                       YEAR ENDED MARCH 31,               ENDED JUNE 30,
                                            -------------------------------------------   ---------------
                                             1993     1994     1995     1996     1997      1996     1997
                                            ------   ------   ------   ------   -------   ------   ------
STATEMENT OF OPERATIONS DATA:
  Net sales...............................  $3,042   $3,738   $5,662   $9,467   $17,278   $3,450   $6,361
  Cost of goods sold......................   2,039    2,412    3,041    5,159     9,566    1,978    3,612
                                            ------   ------   ------   ------   -------   ------   ------
  Gross profit............................   1,003    1,326    2,621    4,308     7,712    1,472    2,749
  Operating expenses......................     950    1,440    1,949    3,484     4,895    1,034    1,393
                                            ------   ------   ------   ------   -------   ------   ------
  Income (loss) from operations...........      53     (114)     672      824     2,817      438    1,356
  Other income............................      --       --       --       22        32        4       14
                                            ------   ------   ------   ------   -------   ------   ------
  Income (loss) before income tax
    expense...............................      53     (114)     672      846     2,849      442    1,370
  Income tax expense(1)...................      18        1      209      318       577       89      317
                                            ------   ------   ------   ------   -------   ------   ------
  Net income (loss).......................  $   35   $ (115)  $  463   $  528   $ 2,272   $  353   $1,053
                                            ------   ------   ------   ------   -------   ------   ------
                                            ------   ------   ------   ------   -------   ------   ------

  Pro forma net income(2).................                                      $ 1,702   $  263   $  820
  Pro forma net income per share..........                                      $   .41   $  .06   $  .20
  Pro forma weighted average shares
    outstanding(3)........................                                        4,164    4,164    4,164
  Supplemental pro forma data:
    Net income(4).........................                                      $ 1,746   $  274   $  825
    Net income per share..................                                      $   .42   $  .07   $  .20
    Weighted average shares
      outstanding(5)......................                                        4,198    4,202    4,197

SELECTED OPERATING DATA:
  Percentage of net sales of premium
    cigars(6).............................    72.9%    79.0%    88.1%    84.5%     86.3%    89.4%    92.0%
  Percentage of net sales of accessories
    and other tobacco products............    27.1%    21.0%    11.9%    15.5%     13.7%    10.6%     8.0%

                                                                          JUNE 30, 1997
                                                              --------------------------------------
                                                                                        PRO FORMA
                                                              ACTUAL   PRO FORMA(7)   AS ADJUSTED(8)
                                                              ------      ------         -------
BALANCE SHEET DATA:
  Working capital...........................................  $2,793      $   93         $20,254
  Total assets..............................................   5,887       6,132          23,593
  Total debt................................................     447         447              --
  Stockholders' equity......................................   3,651       1,195          21,803

------------------
(1) Ashton Distributors, Inc., formed in June 1993, operated as an S Corporation from its inception and, as a result, its taxable income was passed through to its shareholder for federal and state income tax purposes. Accordingly, the financial statements do not include a provision for federal and state income taxes with respect to the operations of Ashton Distributors, Inc.
(2) Pro forma net income is determined as if the Reorganization had occurred on April 1, 1996. Ashton Distributors, Inc. will terminate its S Corporation status as a result of the Reorganization. The pro forma information has been computed: (i) as if the entire Company was subject to federal and all applicable state corporate income taxes as a C Corporation for each of the periods presented; and (ii) includes amortization of goodwill that would have been recorded if the Reorganization had occurred on April 1, 1996.
(3) Pro forma weighted average shares outstanding is based upon the number of shares outstanding upon completion of the Reorganization increased to include the effects of the incremental shares required to fund distributions in excess of earnings over the previous year to the shareholder of Ashton Distributors, Inc.

                                              (Footnotes continued on next page)

(Footnotes continued from preceeding page)

(4) Supplemental pro forma net income is based on pro forma net income and gives effect to the reduction in interest costs (net of applicable income taxes), of $44,000, $11,000 and $4,400 for Fiscal 1997 and the three months ended June 30, 1996 and 1997, respectively, which would have resulted assuming the application of a portion of the net proceeds from the Offering were used to repay certain indebtedness of the Company.

(5) Supplemental weighted average shares outstanding is calculated based upon the pro forma weighted average shares outstanding increased by the number of shares required to be sold to repay certain indebtedness of the Company.

(6) Includes both wholesale and retail sales of premium cigars.

(7) Pro forma to give effect to an S Corporation distribution to the shareholder of approximately $2.7 million and the related effects of the revised capital structure and the application of purchase accounting to the acquisition of minority interests represented by certain stock options.

(8) Pro forma as adjusted to reflect the sale by the Company of 1,750,000 shares of Common Stock offered hereby at a price of $13.00 per share, the mid-point of the filing range (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds therefrom. See "Reorganization of the Company" and "Use of Proceeds."

                                  RISK FACTORS

     An investment in the shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with the investment in the shares of Common Stock.

     When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements regarding among other things: (i) trends affecting the Company's financial condition or results of operations; (ii) the Company's business and growth strategies; (iii) the Company's relationship with Fuente Cigar and other manufacturers; (iv) the use of the net proceeds to the Company of the Offering; (v) trends in the premium cigar industry; (vi) government regulations; (vii) the Company's financing plans; and (viii) the declaration and payment of dividends. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

     CONSTRAINTS ON ABILITY TO SATISFY DEMAND FOR PREMIUM CIGARS. The Company has experienced, and expects to continue to experience, a shortage in the supply of certain premium cigars, including its proprietary Ashton brand. Although many premium cigar manufacturers (including Fuente Cigar from whom the Company purchased approximately 47.0% of its premium cigars on a dollar basis in Fiscal
1997) have taken measures to increase production, there can be no assurance that the Company will have access to sufficient supplies of premium cigars. With the exception of a supply agreement between the Company and Fuente Cigar, the Company is not a party to long-term supply contracts with any manufacturers. The Company relies and intends in the future to rely upon the strength of its relationships with leading manufacturers to meet its supply requirements. There can be no assurance that the Company will be able to continue to maintain these relationships or that such relationships will be sufficient to enable the Company to meet future demand for its proprietary cigars and other premium branded cigars which the Company sells. Any material inability of the Company to expand its current supply of premium cigars in a timely manner would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Suppliers."

     Cigar manufacturers have experienced, and continue to experience, shortages of properly aged and blended tobacco ready for manufacturing, and shortages in skilled employees for blending and rolling premium cigars. In general, the aging process for tobacco requires that tobacco be purchased several years in advance of actual use in the manufacturing process. Tobacco shortages may prevent the Company from purchasing sufficient cigars to meet demand, maintaining its growth expectations or even maintaining its current level of sales. These factors are all outside the control of the Company, may significantly impact the ability of the Company to secure an adequate supply of premium cigars in a timely fashion and could have a material adverse effect on the Company's business, results of operations and financial condition.

     DEPENDENCE ON FUENTE CIGAR LTD. In Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, the Company purchased, on a dollar basis, approximately 39.2%, 47.0% and 45.4%, respectively, of its premium cigars from Fuente Cigar. Purchases from Fuente Cigar include all of the Company's Ashton brand cigars, a significant percentage of the Company's proprietary Holt's brand cigars, as well as proprietary Fuente Cigar brands. The Company has entered into a Private Label Manufacturing Agreement with Fuente Cigar (the "PLMA") pursuant to which Fuente Cigar has agreed to sell to the Company at least 5.0 million premium cigars per year (the "Minimum Amount") and to use its best reasonable efforts to sell additional cigars ordered by the Company. However, there can be no assurance that such minimum supply of cigars or any additional cigars will be provided to the Company. The PLMA permits noncompliance with the Minimum Amount for various reasons including, but not limited to, a shortage of labor or the inability to secure materials or supplies at reasonable prices. Under the PLMA, Fuente Cigar selects the brands and sizes of the various premium cigars that may be delivered to the Company to satisfy the Minimum Amount, which brands may include Ashton, Holt's or cigars sold under any Fuente Cigar owned brand names. There can be no assurance that the various sizes and brands sold by Fuente Cigar to the Company will coincide with the preferences of the Company's customers. The Company has also entered into an exclusive distributorship agreement with Fuente Cigar pursuant to which the Company will be the exclusive wholesale distributor of up to three new premium cigar brands to be developed with and manufactured by Fuente Cigar. These agreements specifically prohibit any actions for specific performance and damages in the event of a breach of such agreements by Fuente Cigar. It is unlikely that the Company could replace Fuente Cigar with a substitute supplier in a timely fashion, and any failure of Fuente Cigar to supply premium cigars to the Company in appropriate numbers and in a timely manner or to develop new premium cigar brands to be distributed by the Company would have a material adverse effect on the Company's business, results of operations and financial condition. See "Business -- Suppliers."

     DEPENDENCE ON ASHTON BRAND. In Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, wholesale sales of Ashton brand premium cigars and accessories represented, on a dollar basis, approximately, 38.9%, 37.6% and 39.6%, respectively, of net sales. The Company estimates that an additional 3.5%, 7.3%, and 6.9% of net sales for Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively, consisted of sales of Ashton brand premium cigars and accessories through the Company's retail operations. The success of the Company's business is therefore dependent, in significant part, on the sale of Ashton brand premium cigars and accessories. A decline in the demand for Ashton brand premium cigars and accessories for any reason would have a material adverse effect on the Company's business, results of operations and financial condition.

     POTENTIAL CONFLICTS OF INTEREST. Fuente Cigar is controlled by Carlos A. Fuente, Sr. and his son, Carlos P. Fuente, Jr., each of whom is a director of the Company. The Fuente Investment Partnership, a partnership whose interests are beneficially owned by Carlos A. Fuente, Sr., Carlos P. Fuente, Jr. and Cynthia Fuente Suarez, will own approximately 24.4% of the shares of Common Stock outstanding after the Offering. These relationships may present potential conflicts of interest to Messrs. Fuente in their capacity as members of the Board of Directors. The Company has established a policy that it will not enter into or amend any agreement between the Company and any entity which is related to Fuente Cigar, Carlos A. Fuente, Sr., Carlos P. Fuente, Jr. or Cynthia Fuente Suarez on terms that are less favorable than those which could be otherwise obtained from unaffiliated third parties. A majority of the disinterested members of the Board of Directors will be required to approve any amended or new agreements with Fuente Cigar and its related entities. Additionally, Fuente Cigar and its affiliates are currently competitors of the Company and may compete further with the Company in the future as Fuente Cigar: (i) makes proprietary cigars for other distributors, including distributors in which affiliates of Fuente Cigar own a controlling interest; and (ii) makes proprietary cigars under its own name which compete directly with Ashton brand premium cigars. See "Business -- Suppliers" and "Certain Transactions -- Relationship with Fuente Cigar and Related Parties."

     LIMITED EXPERIENCE IN INTRODUCING NEW CIGAR BRANDS. One element of the Company's growth strategy is to introduce and market new premium cigar brands. To date, the Company has successfully introduced and marketed one proprietary brand, the Ashton brand premium cigar, originally launched in 1986. The Company expects to expand distribution in 1998 of the recently introduced Castano brand and to exclusively distribute up to three new brands over the three year period commencing in 1998. These brands are to be developed by Fuente Cigar and the Company and to be manufactured by Fuente Cigar. Failure of the Company to successfully introduce and market these new brands would have a material adverse effect on the Company's business, results of operations and financial condition.

     LIMITED EXPERIENCE IN OPENING SPECIALTY CIGAR STORES. The Company intends to open or acquire additional retail cigar stores. To date, the Company has opened and operated only one retail store. Although the Company's Philadelphia store is profitable, no assurance can be given that such profitability can be sustained in the future or that any additional Company stores will achieve sales and profitability comparable to the Company's Philadelphia store. The profitable operation of new retail stores is dependent on a number of factors, including identifying appropriate geographic markets, evaluating the suitability of specific locations within such markets, hiring, training and assimilating management and store level employees, negotiating acceptable lease terms and constructing and opening new stores in a timely and cost effective manner. There can be no assurance that the Company will be able to successfully identify, open and operate additional retail stores.

     DECLINING MARKET FOR CIGARS THROUGH 1993. According to industry sources, the cigar industry experienced declining unit sales between 1964 and 1993. While the cigar industry has experienced increasing annual unit sales since 1993, there can be no assurance that recent positive trends will continue on a long-term basis or that new customers will remain cigar smokers in the future. See "Business -- Market Overview." In addition, the market for premium cigars, and consequently the Company's net sales and results of operations, will be subject to fluctuations based upon general economic conditions in the United States. If there were to be a general economic downturn or recession in the United States, the Company expects that the market for luxury related items such as premium cigars would decrease. In the event of such an economic downturn or recession, there can be no assurance that the Company's business, results of operations and financial condition would not be materially adversely affected.

     MANAGEMENT OF GROWTH; RISKS ASSOCIATED WITH EXPANSION. The Company has experienced rapid growth over the last several years and its future operating results will depend, in part, upon its ability to service a larger customer base and to manage its overall expansion effectively. The Company's growth will increase the responsibilities for both existing and new management personnel, and will place significant demands on the Company's management, working capital and systems. The Company will be required to expand and improve its operational and financial systems and to expand the number of employees at all levels, including senior management. There can be no assurance that the Company's management information systems, accounting systems, purchasing systems, inventory control systems, retail sales systems and internal controls will be adequate or that the Company will be able to upgrade its systems and controls to respond to such growth. The inability to successfully upgrade its controls and systems could have a material adverse effect on the successful operation of the Company's business, implementation of its growth strategy and future operating results. If the Company is unable to manage this growth effectively, the Company's business, results of operations and financial condition could be materially adversely affected.

     SOCIAL, POLITICAL AND ECONOMIC RISKS ASSOCIATED WITH INTERNATIONAL
TRADE. The cigars sold by the Company are manufactured outside the United States, principally in the Dominican Republic, Honduras, Nicaragua, Jamaica and Mexico. As a result, the Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and international trade including changes in the law and policies that govern foreign investment and international trade in such countries, as well as, to a lesser extent, changes in United States laws and regulations relating to foreign investment and trade. Any such social, political or economic changes could pose, among other things, the risk of supply interruption or significant increases in the prices of tobacco products. Any such changes in social, political or economic conditions may have a material adverse effect on the Company's business, results of operations or financial conditions.

     DEPENDENCE ON SHIPPERS. The Company primarily uses United Parcel Service to ship its products. Although the recent strike by United Parcel Service employees did not have a material adverse effect on the Company, there can be no assurance that any future strike or work stoppage by United Parcel Service or other major shipping carriers then being used by the Company will not have a material adverse effect on the Company's business, results of operations and financial condition or that alternate shipping carriers will be immediately available and willing to deliver the Company's shipments in a timely fashion.

     RELIANCE ON KEY PERSONNEL. The Company's operations will continue to depend upon the efforts of senior personnel of the Company, including Robert G. Levin, the Chairman of the Board,

Chief Executive Officer and President of the Company and a well known figure in the cigar industry. In significant part, the Company's relationships with its manufacturers, suppliers and customers is based upon long-term personal relationships with Mr. Levin. The loss of the services of Mr. Levin or other senior personnel would have a material adverse effect on the Company's business, results of operations and financial condition. Although the Company intends to purchase and maintain key-man life insurance on Mr. Levin, the proceeds of such insurance are not expected to be sufficient to compensate the Company for the loss of his services. The Company's future performance will also depend to a significant extent on its ability to identify, attract, train and retain highly skilled sales, marketing and management personnel. There can be no assurance that the Company will be successful in identifying, attracting or retaining such personnel, and the failure to identify, attract and retain such personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

     FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company's quarterly operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, including the timing of catalog mailings and specialty direct mail pieces, the timing of the opening of new retail stores, the timing of introduction of new brands and the price and availability of premium cigars. Therefore, the results for any quarter are not necessarily indicative of the results that the Company may achieve for any subsequent quarter or any full year. Fluctuations caused by variations in quarterly operating results may subsequently affect the market price of the Common Stock. In addition, the Company expects its business to continue to exhibit some seasonality, with increases in premium cigar and related accessory sales during the holiday season, although the effect of this may be somewhat less evident due to the growth in the Company's net sales. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

     EXTENSIVE AND INCREASING REGULATION OF TOBACCO PRODUCTS. The tobacco industry is subject to regulation in the United States at the federal, state and local levels, and the recent trend is toward increasing regulation. A variety of bills relating to tobacco issues have been recently introduced in the United States Congress, including bills that, if passed, would: (i) curtail the advertising and promotion of all tobacco products and restrict or eliminate the deductibility of such advertising expenses; (ii) increase labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) modify federal preemption of state laws to allow state courts to hold tobacco manufacturers liable under common law or state statutes; (iv) shift regulatory control of tobacco products at the federal level from the United States Federal Trade Commission (the "FTC") to the United States Food and Drug Administration (the "FDA") and require the tobacco industry to fund the FDA's oversight; (v) increase tobacco excise taxes; (vi) restrict the access to tobacco products by, among other things, banning the distribution of tobacco products through the mail, except for sales subject to proof of age;
(vii) require licensing of retail tobacco product sellers; (viii) regulate tobacco product development; and (ix) require tobacco companies to pay for healthcare costs incurred by the federal government in connection with tobacco related diseases. Although hearings have been held on certain of these proposals, to date none of such proposals have been passed by Congress. Future enactment of such proposals or similar bills may have a material adverse effect on the Company's business, results of operations and financial condition.

     In August 1996, the FDA determined that nicotine is a drug. Accordingly, the FDA determined that it had jurisdiction over cigarettes and smokeless tobacco products, pursuant to the FDA determination that cigarette and smokeless tobacco products are drug delivery devices used for the delivery of nicotine. Although certain legal challenges to the FDA's determination are pending, there can be no assurance that such determination will not be upheld, nor that in the future, the FDA will not prevail in an attempt to extend such jurisdiction to cigars. In addition, a majority of states restrict or prohibit smoking in certain public places and restrict sale of tobacco products (including cigars) to minors. Local legislative and regulatory bodies have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Individual establishments such as bars and restaurants have further prohibited pipe and cigar smoking even though other tobacco products are permitted in such establishments. Further restrictions of a similar nature could have a material adverse effect on the business, results of operations and financial condition of the Company. Numerous proposals have also been considered at the state and local level restricting smoking in certain public areas.

     Federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986. Although no federal law currently requires that cigars carry such warnings, California has enacted laws requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Similar legislation has been introduced in other states. In addition, legislation recently introduced in Massachusetts would, if enacted, require warning labels on cigar boxes and the states of Minnesota and Texas have enacted legislation which would require cigar manufacturers to provide information on the levels of certain substances in their cigars to these states on an annual basis. There can be no assurance that such legislation introduced in other states will not be passed in the future or that other states will not enact similar or more restrictive legislation. Consideration at both the federal and state level also has been given to consequences of second hand smoke. There can be no assurance that regulations relating to second hand smoke will not be adopted or that such regulations or related litigation would not have a material adverse effect on the Company's business, results of operations and financial condition.

     Increased cigar consumption and the publicity such increase has received may increase the risk of additional regulation of cigars. The National Cancer Institute has announced that it will issue a report in 1997 describing research into cigars and health. There can be no assurance as to the ultimate content, timing or effect of this report or any additional regulation of cigars by any federal, state, local or regulatory body, and there can be no assurance that any such legislation or regulation would not have a material adverse effect on the Company's business, results of operations and financial condition.

     TOBACCO INDUSTRY LITIGATION. The tobacco industry has experienced and is experiencing significant health-related litigation. Private plaintiffs in such litigation are seeking compensatory and, in some cases, punitive damages, for various injuries claimed to result from the use of tobacco products or exposure to tobacco smoke, and some of these actions have named cigarette distributors as well as manufacturers as defendants. Over 40 states have filed lawsuits against the major United States cigarette manufacturers to recover billions of dollars in damages, primarily costs of medical treatment of smokers. On June 20, 1997, the Attorneys General of 40 states and several major cigarette manufacturers announced a proposed settlement of the lawsuits filed by these states (the "Proposed Settlement"). The Proposed Settlement, which will require Federal legislation to implement, is complex and may change significantly or be rejected. The Proposed Settlement would significantly change the way in which cigarette companies and tobacco companies do business. Among other things, the tobacco companies would pay hundreds of billions of dollars to the various states; the FDA could regulate nicotine as a "drug" and tobacco products as "drug delivery devices;" all outdoor advertising, sports event advertising and advertising on non-tobacco products would be banned and certain class action lawsuits and punitive damage claims against tobacco companies would be prohibited. President Clinton recently announced that he would not support the Proposed Settlement unless significant changes were incorporated. Therefore, the potential impact of the Proposed Settlement on the cigar industry in general and the Company in particular is uncertain. There can be no assurance that similar litigation will not be brought against cigar manufacturers and distributors. The potential costs to the Company of defending prolonged litigation and any settlement or successful prosecution of any health-related litigation could have a material adverse effect on the Company's business, results of operations and financial condition. The State of Florida has entered into a separate settlement agreement with major United States cigarette manufacturers with respect to tobacco products, including roll-your-own and little cigars. This settlement agreement provides, in part, for a ban on billboard and transit advertising, significant document disclosure by the settling cigarette companies, billions of dollars in settlement payments and certain adjustments pending the resolution of the Proposed Settlement. The State of Mississippi has announced a separate settlement agreement with major cigarette manufacturers which provides for a payment of $4.0 billion, however, if the Proposed

Settlement is approved the Proposed Settlement will supercede the Mississippi settlement. The recent increase in the sales of cigars and the publicity of such increases may increase the probability of legal claims. See "-- Extensive and Increasing Regulation of Tobacco Products" and "Business -- The Tobacco Industry -- Litigation."

     EFFECT OF INCREASES IN EXCISE TAXES. Cigars have long been subject to federal, state and local excise taxes and such taxes frequently have been increased or proposed to be increased, in some cases significantly, to fund various legislative initiatives. In the past, there have been proposals by the federal government to reform healthcare through a national program to be funded principally through increases in federal excise taxes on tobacco products. Enactment of new or significant increases in existing federal, state or local excise taxes on cigars could result in decreased unit sales of premium cigars which could have a material adverse effect on the Company's business, results of operations and financial condition.

     COMPETITION. The markets for the Company's products are highly competitive and subject to rapid consumer change and frequent new product introductions and extensions. The Company's wholesale distribution business faces competition from larger, well-established premium cigar companies, including Fuente Cigar and its affiliates, which manufacture and distribute numerous high-quality premium cigar brands that are competitive with the Company's products, as well as from an increasing number of new entrants to the marketplace. The Company's retail operations compete with a large number of other mail order companies, some of which are larger and better financed than the Company. The Company also faces significant competition from a large number of existing, and an increasing number of new, retail stores and smoking establishments selling the same branded products as the Company. Existing or future competitors may develop or offer the same or similar premium cigars which may result in decreases in the Company's sales of premium cigars. Many of these competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than the Company. The Company's ability to retain its existing customers and attract new customers depends on the quality of its premium cigars, the availability of product, its reputation in the industry and its ability to maintain customer satisfaction.

     RISKS RELATING TO TRADEMARKS. The Company's success is dependent, in part, on the brand name Ashton, and in the future, will be dependent on new brand name trademarks to be developed by the Company (including the Castano brand name), or which are used in connection with premium cigars which the Company expects to exclusively distribute in the United States. The Company relies primarily on trademarks to protect the Ashton, Holt's, Cortesia and Castano names. The illegal use of the Company's trademarks, or trademarks associated with brands the Company exclusively distributes, as well as the cost of prosecuting or defending claims for infringement or invalidity, or claims for indemnification resulting from infringement claims, with or without merit, could be time-consuming, result in costly litigation and divert management's attention and resources.

     CONTROL BY EXISTING SHAREHOLDERS.  Upon completion of the Offering, Robert
G. Levin will own approximately 45.3% of the outstanding shares of Common Stock (40.7% if the Underwriters' over-allotment is exercised in full) and the Fuente Investment Partnership will own approximately 24.4% of the outstanding shares of the Common Stock. Mr. Levin and such partnership are parties to a shareholder agreement pursuant to which they have agreed to vote for each other's respective nominees to the Board of Directors. Accordingly, the parties to such shareholder agreement will be able to control the Company, elect all the directors and generally direct the affairs of the Company. In addition, each of the parties to the shareholder agreement has a right of first refusal to purchase the others' shares, and each of the parties to such shareholder agreement have granted the other a right to participate on a proportionate basis in any sale of Common Stock by either party. See "Management" and "Principal and Selling Shareholders."

     PROVISIONS WITH ANTI-TAKEOVER EFFECT. Certain provisions of the Company's Certificate of Incorporation and By-Laws, as well as the Delaware General Corporation Law could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving the Company, even if such events could be viewed as beneficial by the Company's shareholders. The Board of Directors of the Company is empowered to issue preferred stock in one or more series without shareholder action. Any issuance of this "blank-check" preferred stock could materially limit the rights of holders of the Common Stock and render more difficult or discourage an attempt to obtain control of the Company by means of a tender offer, merger, proxy contest or otherwise. In addition, the Certificate of Incorporation and By-Laws contain a number of provisions which could impede a takeover or change in control of the Company, including, among other things, staggered terms for members of the Board, the requiring of two-thirds vote of shareholders to amend certain provisions of the Certificate of Incorporation or to take any action by written consent, and a fair price requirement. Certain provisions of the Delaware General Corporation Law to which the Company will be subject may also discourage takeover attempts that have not been approved by the Board. See "Description of Capital Stock -- Potential Anti-Takeover Effect of Certain Provisions of the Certificate of Incorporation and By-Laws."

     SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have 5,770,000 shares of Common Stock outstanding, 1,750,000 (2,012,500 if the Underwriters' over-allotment option is exercised in full) of which will be freely tradeable without restriction or requirement of future registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 4,020,000 shares of Common Stock are "restricted securities" as that term is defined by Rule 144 promulgated under the Securities Act. Of such shares, no shares will be eligible for sale in the public market immediately following commencement of the Offering and 4,020,000 shares will become eligible for sale 90 days following commencement of the Offering. The Company, its officers and directors and all shareholders and certain option holders, including the Selling Shareholder, owning upon completion of the Offering, in the aggregate, 4,020,000 shares of Common Stock and options to purchase 542,400 shares of Common Stock and the Company have executed agreements pursuant to which they have agreed that they will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the Employee Stock Plan or the Director Stock Plan. Upon the expiration or release from such lock-up agreements, 4,020,000 shares will be available for immediate sale under Rule 144 and 542,400 additional shares subject to vested stock options could also be sold, subject in some cases to certain volume limitations. Prudential Securities Incorporated may, in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements. Sale of such shares in the future could adversely affect the prevailing market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sale of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. Beginning nine months after the Offering, the holders of options to purchase an aggregate of 482,400 shares of Common Stock which are "restricted securities" (the "Registerable Securities") will be entitled to certain rights with respect to registration of such shares. If exercised, such registration rights could result in the Registerable Securities being sold earlier than otherwise allowable under Rule 144, and could adversely affect the prevailing market price of the Common Stock. See "Description of Capital Stock -- Registration Rights" and "Shares Eligible for Future Sale."

     BROAD DISCRETION IN APPLICATION OF PROCEEDS. The Company intends to utilize approximately $11.1 million, representing approximately 53.6% of the estimated net proceeds of the Offering, for general corporate purposes, including working capital. Accordingly, the Company will have broad discretion as to the application of such proceeds. An investor will not have the opportunity to evaluate the economic, financial and other relevant information utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."

     IMMEDIATE AND SUBSTANTIAL DILUTION. Purchasers of shares of Common Stock in the Offering will experience an immediate and substantial dilution in the net tangible book value of each share of Common Stock of $9.29 per share based upon an initial public offering price of $13.00, the mid-point of the filing range. See "Dilution."

     NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market for the Common Stock will develop or be sustained upon completion of the Offering. The initial public offering price will be determined by negotiations between the Company and the representatives of the Underwriters based upon a number of factors, including market valuations of other companies engaged in activities similar to those of the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant. The initial public offering price may not be indicative of the market price of the Common Stock following completion of the Offering. The trading price of the Common Stock could also be subject to significant fluctuations in response to variations in quarterly results of operations, announcements of new products or the opening or acquisition of retail stores by the Company or its competitors, developments or disputes with respect to proprietary rights, general trends in the industry, changes in government legislation or litigation affecting tobacco products, general trends in the industry, overall market conditions or other factors. In addition, the stock markets historically have experienced extreme price and volume fluctuations which may affect the market price of the Common Stock in a manner unrelated or disproportionate to the operating performance of the Company. These market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

                         REORGANIZATION OF THE COMPANY

THE REORGANIZATION

     Prior to the Reorganization, the business of the Company was conducted through separate, but related, companies: (i) Holt's Cigar Company, Inc., a Pennsylvania corporation engaged in the operation of the mail order catalog business and the Philadelphia retail store ("Holt's"); (ii) Ashton Distributors, Inc., a Pennsylvania corporation engaged in the wholesale distribution of Ashton premium cigars and Ashton cigar-related accessories ("Distributors"); and (iii) the Company, Holt's Cigar Holdings, Inc. (formerly known as Ashton Holdings, Inc.), a Delaware corporation which owned the Ashton trademarks and licensed their use to Distributors. All of the issued and outstanding shares of the common stock of Holt's and Distributors were owned by Robert G. Levin and the issued and outstanding shares of the common stock of Holdings were owned 60.0% by Mr. Levin and 40.0% by the Fuente Investment Partnership. In addition, there were outstanding options (held by persons other than Mr. Levin) to purchase shares of the Common Stock (the "Options").

     The Company, Holt's and Distributors and their respective shareholders agreed to a plan of reorganization (the "Reorganization"), whereby, in a series of transactions prior to the closing of the Offering: (i) the Company will amend its Certificate of Incorporation to change its authorized common stock from 15,000 shares of Class A common stock and 5,000 shares of Class B common stock to 25,000,000 shares of Common Stock; (ii) the Company will effect a 307.74-for-one stock split; (iii) the Company will issue an aggregate of 3,517,197 shares of Common Stock in exchange for the shares of Class A and Class B common stock then outstanding; (iv) Holt's and Distributors will become wholly owned subsidiaries of the Company, and the Company will issue 502,803 shares of Common Stock to Robert G. Levin in exchange for all the outstanding common stock of Holt's and Distributors; and (v) holders of options to purchase an aggregate of 12% of the Company will exchange such options for options to purchase 482,400 shares of Common Stock. Immediately following the Reorganization, it is the Company's intention to form a new Delaware subsidiary and to assign and transfer to it all of the Company's rights in and to the Ashton, Holt's, Cortesia and Castano trademarks and other intellectual property rights currently owned by Holt's.

     As a result of the Reorganization: (i) the Company will have issued and outstanding 4,020,000 shares of Common Stock, of which 2,613,015 shares will be owned by Robert G. Levin and 1,406,985 shares will be owned by the Fuente Investment Partnership; and (ii) the Company will have issued, options to purchase an aggregate of 482,400 shares of Common Stock at a price of $.50 per share. At the time these options were granted, Mr. Levin and the principals of the Fuente Investment Partnership agreed that these options would not dilute the ownership interest of the Fuente Investment Partnership. Accordingly, Mr. Levin has agreed that upon exercise of any such options, he will contribute to the capital of the Company one share of Common Stock for each share purchased pursuant to these options.

TERMINATION OF S CORPORATION STATUS

     Prior to the Reorganization, Distributors operated as an S Corporation for federal income tax purposes under Subchapter S of the Internal Revenue Code of 1986, as amended (the "Code"), and for state corporate income tax purposes under comparable state laws. As a result of its status as an S Corporation, the taxable income of Distributors has been taxed for federal and state income tax purposes directly to Robert G. Levin, Distributors' sole shareholder, rather than to Distributors. Following the Reorganization, Distributors will no longer qualify as an S Corporation and it will be fully subject to federal and state income taxes as a C Corporation under the Code.

     Prior to the Offering, Distributors will declare a dividend to Robert G. Levin in an amount equal to Distributors' accumulated undistributed taxable income as of the Offering date (estimated to be $2.7 million), which amount will be paid from the net proceeds of the Offering.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 1,750,000 shares of Common Stock offered by the Company hereby (after deducting underwriting discounts and commissions and estimated offering expenses) are estimated to be approximately $20.6 million, assuming an initial public offering price of $13.00 per share, the mid-point of the filing range.

     The Company intends to use approximately: (i) $2.7 million to effect the distribution of previously taxed but undistributed earnings from Ashton Distributors, Inc. to its former shareholder (see "Reorganization -- Termination of S Corporation Status"); (ii) $2.6 million to establish two new retail stores in select urban centers; (iii) $2.0 million to increase inventories of premium cigars; (iv) $650,000 to repay outstanding indebtedness of the Company; (v) $600,000 to expand its mail order business; (vi) $500,000 for the introduction of new premium cigar brands; and (vii) $500,000 to upgrade the Company's management information and accounting systems. The outstanding indebtedness to be repaid with the net proceeds of the Offering includes three different loans with approximately $450,000, $146,000 and $54,000 outstanding, respectively, bearing interest at 8.75%, 8.50% and 9.0%, respectively, and maturing at December 2008, June 2020 and April 1998, respectively. The $450,000 loan, described above, was incurred to finance the construction of tenant improvements for the Company's new office, warehouse and distribution facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     The remainder of the net proceeds of the Offering, approximately $11.1 million, will be used for general corporate purposes, including working capital to support the growth of the Company business. In lieu of establishing new retail stores, as described in (i) above, the Company may elect to acquire existing retail locations and, to the extent such stores are acquired rather than established, the Company anticipates that the cost to acquire a store will be substantially greater than the $1.3 million allocated to establish a store. In addition, a portion of the net proceeds may also be used for acquisition of proprietary cigar brands and existing distributors of premium cigars. The Company currently has no agreements with respect to the acquisition of any retail store, cigar brand or distributor.

     Pending application of the net proceeds of the Company from the Offering, the Company intends to invest in interest-bearing bank accounts, short-term, investment grade securities or guaranteed obligations of the United States government.

                                DIVIDEND POLICY

     The Company has never declared or paid any cash dividends except for S Corporation distributions from Ashton Distributors, Inc. to its shareholder. The Company intends to retain future earnings for use in its business and does not anticipate paying or declaring any dividends on shares of its Common Stock in the foreseeable future. The Board of Directors of the Company intends to review this policy from time to time, after taking into account various factors such as the Company's financial condition, results of operations, current and anticipated cash needs and plans for expansion.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and the capitalization of the Company at June 30, 1997 (i) on a combined basis, (ii) on a pro forma combined basis assuming consummation of the Reorganization and recording the anticipated S Corporation distribution of approximately $2.7 million with respect to undistributed earnings of Ashton Distributors, Inc., and
(iii) on a pro forma as adjusted basis to give effect to the sale of 1,750,000 shares of Common Stock offered hereby (at an assumed initial public offering price of $13.00 per share, the mid-point of the filing range) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and notes thereto appearing elsewhere in this Prospectus.

                                                                    JUNE 30, 1997
                                                           --------------------------------
                                                                                 PRO FORMA
                                                           ACTUAL   PRO FORMA   AS ADJUSTED
                                                           ------   ---------   -----------
                                                                    (IN THOUSANDS)
Current portion of long-term debt........................  $  122    $  122       $    --
                                                           ======    ======       =======
Stockholder distribution payable.........................      --     2,700            --
                                                           ======    ======       =======
Long-term debt...........................................     325       325            --
                                                           ------    ------       -------
Stockholders' equity:
  Preferred stock (pro forma), no par value; 1,000,000
     shares authorized; none issued......................      --        --            --
  Common stock (pro forma), $.001 par value; 25,000,000
     shares authorized; 4,020,000 shares issued and
     outstanding and 5,770,000 shares issued and
     outstanding pro forma as adjusted(1)(2).............      91         4             6
  Additional paid-in capital.............................     304       585        21,191
  Retained earnings......................................   3,306       606           606
  Treasury stock.........................................     (50)       --            --
                                                           ------    ------       -------
     Total stockholders' equity..........................   3,651     1,195        21,803
                                                           ------    ------       -------
           Total capitalization..........................  $3,976    $1,520       $21,803
                                                           ======    ======       =======

------------------
(1) Excludes: (i) 169,500 shares of Common Stock issuable upon the exercise of options granted pursuant to the Employee Stock Plan; and (ii) 60,000 shares of Common Stock issuable upon the exercise of options granted under the Director Stock Plan. See "Management -- Stock Options."

(2) The Company also has issued options to purchase an aggregate of 482,400 shares of Common Stock at a price of $.50 per share, which options were granted in January 1996. At the time these options were granted, Robert G. Levin, the Company's Chairman of the Board, Chief Executive Officer and President, and the other shareholder of the Company agreed that these options would only dilute Mr. Levin's ownership interest. Accordingly, Mr. Levin has agreed to contribute to the capital of the Company one share of Common Stock for each share purchased pursuant to these options. See "Management -- Stock Options."

                                    DILUTION

     Purchasers of the Common Stock offered hereby will experience an immediate and substantial dilution in the pro forma book value of the Common Stock from the initial public offering price. At June 30, 1997, the pro forma net tangible book value of the Company was $822,000, or $0.20 per share of outstanding Common Stock after giving effect to the Reorganization, including S Corporation distributions of approximately $2.7 million. After giving effect to the Offering (at an assumed initial public offering price of $13.00 per share, the mid-point of the filing range), the pro forma net tangible book value of the Common Stock would be $21.4 million, or $3.71 per share. This represents an immediate increase in pro forma net tangible book value of $3.51 per share of Common Stock to existing shareholders and an immediate and substantial dilution of $9.29 per share of Common Stock to new investors purchasing shares of Common Stock in the Offering. The following table illustrates the dilution per share:

Assumed initial public offering price......................                     $13.00
  Pro forma net tangible book value before the Offering....       $0.20
  Increase attributable to new investors...................        3.51
                                                                  -----
Pro forma net tangible book value after the Offering.......                       3.71
                                                                                ------
Dilution to new investors..................................                     $ 9.29
                                                                                ======

     The following table summarizes the number of shares of Common Stock sold by the Company, the total consideration paid to the Company and the average price per share paid by the existing shareholders and by the new investors purchasing shares of Common Stock in the Offering:

                             SHARES PURCHASED         TOTAL CONSIDERATION
                            -------------------      ---------------------   AVERAGE PRICE
                             NUMBER     PERCENT        AMOUNT      PERCENT     PER SHARE
                            ---------   -------      -----------   -------   -------------
Existing shareholders.....  4,020,000     69.7%      $   589,061      2.5%      $ 0.15
New investors.............  1,750,000     30.3        22,750,000     97.5        13.00
                            ---------   ------       -----------   ------
  Total...................  5,770,000    100.0%      $23,339,061    100.0%
                            =========   ======       ===========   ======

     The computations in the table set forth above exclude shares issuable pursuant to the outstanding options granted January 1, 1996, the shares issuable pursuant to the Employee Stock Plan and the Director Stock Plan.

                            SELECTED FINANCIAL DATA

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth, for the periods and at the dates indicated, summary combined financial data for the Company. The information presented below under the captions "Statement of Operations Data" for Fiscal 1995, 1996 and 1997 and "Balance Sheet Data" as of March 31, 1996 and 1997 is derived from the Company's audited financial statements. The Company's audited financial statements as of March 31, 1996 and 1997 and for the three years ended March 31, 1997 are included elsewhere in this Prospectus. The selected financial data for the Company presented below under the captions "Statement of Operations Data" for Fiscal 1993 and 1994 and for the three months ended June 30, 1996 and 1997 and the "Balance Sheet Data" as of March 31, 1993, 1994 and 1995 and June 30, 1997 are derived from the Company's unaudited financial statements. In the opinion of management, such unaudited financial information contains all adjustments (which consist only of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such dates and for such periods. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Combined Financial Statements and notes thereto included elsewhere in this Prospectus.

                                                                                             THREE MONTHS
                                                        YEAR ENDED MARCH 31,                ENDED JUNE 30,
                                             -------------------------------------------   -----------------
                                              1993     1994     1995     1996     1997      1996      1997
                                             ------   ------   ------   ------   -------   ------   --------
STATEMENT OF OPERATIONS DATA:
  Net sales................................  $3,042   $3,738   $5,662   $9,467   $17,278   $3,450    $6,361
  Cost of goods sold.......................   2,039    2,412    3,041    5,159     9,566    1,978     3,612
                                             ------   ------   ------   ------   -------   ------    ------
  Gross profit.............................   1,003    1,326    2,621    4,308     7,712    1,472     2,749
  Operating expenses.......................     950    1,440    1,949    3,484     4,895    1,034     1,393
                                             ------   ------   ------   ------   -------   ------    ------
  Income (loss) from operations............      53     (114)     672      824     2,817      438     1,356
  Other income.............................      --       --       --       22        32        4        14
                                             ------   ------   ------   ------   -------   ------    ------
  Income (loss) before income tax
    expense................................      53     (114)     672      846     2,849      442     1,370
  Income tax expense(1)....................      18        1      209      318       577       89       317
                                             ------   ------   ------   ------   -------   ------    ------
  Net income (loss)........................  $   35   $ (115)  $  463   $  528   $ 2,272   $  353    $1,053
                                             ======   ======   ======   ======   =======   ======    ======
PRO FORMA AND SUPPLEMENTAL PRO FORMA INCOME DATA:
  Income before income tax expense.........                                      $ 2,849   $  442    $1,370
    Pro forma income tax provision(2)......                                        1,135      176       547
    Pro forma amortization of
      goodwill(2)..........................                                           12        3         3
                                                                                 -------   ------    ------
  Pro forma net income(2)..................                                      $ 1,702   $  263    $  820
                                                                                 =======   ======    ======
  Pro forma net income per share...........                                      $   .41   $  .06    $  .20
                                                                                 =======   ======    ======
  Pro forma weighted average shares
    outstanding(3).........................                                        4,164    4,164     4,164
  Supplemental pro forma net income(4).....                                      $ 1,746   $  274    $  825
                                                                                 =======   ======    ======
  Supplemental pro forma net income per
    share..................................                                      $   .42   $  .07    $  .20
                                                                                 =======   ======    ======
  Supplemental pro forma weighted
    average shares outstanding(5)..........                                        4,198    4,202     4,197


                                                              MARCH 31,
                                             -------------------------------------------            JUNE 30,
                                              1993     1994     1995     1996     1997                1997
                                             ------   ------   ------   ------   -------            --------
BALANCE SHEET DATA:
  Working capital..........................  $  431   $  346   $  721   $1,035   $ 2,211             $2,793
  Total assets.............................     938    1,425    2,260    3,686     5,406              5,887
  Total debt...............................      31       88       72      497       312                447
  Stockholders' equity.....................     453      643    1,162    1,653     3,025              3,651

                                                   (footnotes on following page)

------------------
(1) Ashton Distributors, Inc., formed in June 1993, operated as an S Corporation from its inception, and, as a result, its taxable income was passed through to its shareholder for federal and state income tax purposes. Accordingly, the financial statements do not include a provision for federal and state income taxes with respect to the operations of Ashton Distributors, Inc.

(2) Pro forma net income is determined as if the Reorganization had occurred on April 1, 1996. Ashton Distributors, Inc. will terminate its S Corporation status as a result of the Reorganization. The pro forma information has been computed: (i) as if the entire Company was subject to federal and all applicable state corporate income taxes as a C Corporation for each of the periods presented; and (ii) includes amortization of goodwill that would have been recorded if the Reorganization had occurred on April 1, 1996.

(3) Pro forma weighted average shares outstanding is based upon the number of shares outstanding upon completion of the Reorganization increased to include the effects of the incremental shares required to fund distributions in excess of earnings over the previous year to the shareholder of Ashton Distributors, Inc.

(4) Supplemental pro forma net income is based on pro forma net income and gives effect to the reduction in interest costs (net of applicable income taxes), of $44,000, $11,000 and $4,400 for Fiscal 1997 and the three months ended June 30, 1996 and 1997, respectively, which would have resulted assuming the application of a portion of the net proceeds from the Offering were used to repay certain indebtedness of the Company.

(5) Supplemental weighted average shares outstanding is calculated based upon the pro forma weighted average shares outstanding increased by the number of shares required to be sold to repay certain indebtedness of the Company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  All references to a "Fiscal" year refer to the fiscal year ended March 31 of such year.

OVERVIEW

     The Company is a leading distributor and retailer of brand name premium cigars, cigar-related accessories and other tobacco products. The Company's primary focus is the premium cigar market. The following table sets forth the net sales of the Company's products, expressed in thousands of dollars and as a percentage of net sales for the periods indicated:

                                                   YEAR ENDED MARCH 31,
                              ---------------------------------------------------------------
                                     1995                  1996                  1997
                              -------------------   -------------------   -------------------
Premium Cigars..............   $4,988      88.1%     $7,996      84.5%    $14,915      86.3%
Accessories and Other.......      674      11.9       1,471      15.5       2,363      13.7
                               ------     -----      ------     -----     -------     -----
Total.......................   $5,662     100.0%     $9,467     100.0%    $17,278     100.0%
                               ======     =====      ======     =====     =======     =====

                                     THREE MONTHS ENDED JUNE 30,
                              -----------------------------------------
                                     1996                  1997
                              -------------------   -------------------
Premium Cigars..............   $3,084      89.4%     $5,850      92.0%
Accessories and Other.......      366      10.6         511       8.0
                               ------     -----      ------     -----
Total.......................   $3,450     100.0%     $6,361     100.0%
                               ======     =====      ======     =====

     The Company's results of operations have been significantly affected by current industry trends in the premium cigar market. Since 1993, the cigar industry has experienced increasing consumption and retail sales across all major categories, especially in the premium cigar segment. On a unit basis, premium cigar sales grew at a CAGR of approximately 36.9% from 1993 to 1996, while retail dollar sales have increased more rapidly due to price increases. From Fiscal 1994 to Fiscal 1997, the Company's net sales increased at a CAGR of 66.6% and its sales of premium cigars increased at a CAGR of 71.6% over the same period.

     The Company's products are marketed on a wholesale basis to premium cigar retailers nationwide, and on a retail basis through the Company's mail order catalog and Philadelphia retail store. The following table sets forth the Company's wholesale and retail sales, expressed in thousands of dollars and as a percentage of net sales for the periods indicated:

                                            YEAR ENDED MARCH 31,                                THREE MONTHS ENDED JUNE 30,
                       ---------------------------------------------------------------   -----------------------------------------
                              1995                  1996                  1997                  1996                  1997
                       -------------------   -------------------   -------------------   -------------------   -------------------
Wholesale............   $2,296      40.6%     $3,687      38.9%    $ 6,502      37.6%     $1,174      34.0%     $2,521      39.6%
Retail-Mail Order....    1,674      29.5       3,178      33.6       6,633      38.4       1,301      37.7       2,510      39.5
Retail-Store.........    1,692      29.9       2,602      27.5       4,143      24.0         975      28.3       1,330      20.9
                        ------     -----      ------     -----     -------     -----      ------     -----      ------     -----
Total................   $5,662     100.0%     $9,467     100.0%    $17,278     100.0%     $3,450     100.0%     $6,361     100.0%
                        ======     =====      ======     =====     =======     =====      ======     =====      ======     =====


     The Company was incorporated in 1983, and its predecessors have been in continuous operation since 1898. Immediately prior to the Offering, the Company will undergo a Reorganization whereby, among other things, the Company will acquire all of the issued and outstanding stock of Ashton Distributors, Inc. and Holt's Cigar Company, Inc. from their sole shareholder, Robert G. Levin, in exchange for shares of Common Stock and Ashton Distributors, Inc. will thereupon be subject to taxation as a C Corporation. The Reorganization is intended to qualify as a tax-free exchange under the Code. See "Reorganization of the Company."

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of net sales, certain items in the Company's statement of operations for the periods indicated:

                                                                                       THREE MONTHS
                                                    YEAR ENDED MARCH 31,              ENDED JUNE 30,
                                                ----------------------------      ----------------------
                                                1995       1996        1997         1996          1997
                                                -----      -----      ------      --------      --------
                                                                                       (UNAUDITED)
Net sales.................................      100.0%     100.0%      100.0%      100.0%        100.0%
Costs of goods sold.......................       53.7       54.5        55.4        57.3          56.8
                                                -----      -----      ------       -----         -----
Gross profit..............................       46.3       45.5        44.6        42.7          43.2
Operating expenses........................       34.4       36.8        28.3        30.0          21.9
                                                -----      -----      ------       -----         -----
Income from operations....................       11.9        8.7        16.3        12.7          21.3
Other income..............................        0.0        0.2         0.2         0.1           0.2
                                                -----      -----      ------       -----         -----
Income before income tax
  expense.................................       11.9%       8.9%       16.5%       12.8%         21.5%
                                                =====      =====      ======       =====         =====

THREE MONTHS ENDED JUNE 30, 1997 COMPARED TO THREE MONTHS ENDED JUNE 30, 1996

     Net Sales. Net sales increased approximately $2.9 million, or 84.4%, from $3.5 million in the three months ended June 30, 1996 to $6.4 million in the three months ended June 30, 1997. Net sales increased primarily as a result of the increase in net sales of premium cigars from $3.1 million for the three months ended June 30, 1996 to $5.9 million for the comparable period in 1997. Of such increase, $1.5 million was attributable to increased retail sales of premium cigars and $1.3 million was attributable to increased wholesale sales of premium cigars. These increases were the result of (i) increased availability of premium cigars from the Company's suppliers, (ii) strong demand for premium cigars, and (iii) increases in the average selling price per cigar of premium cigars.

     Gross Profit. Gross profit increased approximately $1.2 million, or 86.8%, from $1.5 million in the three months ended June 30, 1996 to $2.7 million in the three months ended June 30, 1997. Gross profit as a percent of net sales increased from 42.7% in the three months ended June 30, 1996 to 43.2% in the three months ended June 30, 1997. The increase in gross profit as a percent of net sales was primarily due to the increase in the proportion of net sales represented by premium cigars which generally carry a higher gross margin.

     Operating Expenses. Operating expenses increased approximately $359,000, or 34.7%, from $1.0 million in the three months ended June 30, 1996 to $1.4 million in the three months ended June 30, 1997. As a percentage of net sales, operating expenses decreased from 30.0% in the three months ended June 30, 1996 to 21.9% in the three months ended June 30, 1997. This decrease was primarily due to net sales increasing at a higher rate than the increase in operating expenses.

FISCAL 1997 COMPARED TO FISCAL 1996

     Net Sales. Net sales increased approximately $7.8 million, or 82.5%, from $9.5 million in Fiscal 1996 to $17.3 million in Fiscal 1997. Net sales increased primarily as a result of the increase in net sales of premium cigars from $8.0 million in Fiscal 1996 to $14.9 million in Fiscal 1997. Of such increase, $4.6 million was attributable to increased retail sales of premium cigars and $2.3 million was attributable to increased wholesale sales of premium cigars. These increases were the result of (i) increased availability of premium cigars from the Company's suppliers, (ii) strong demand for premium cigars, and (iii) increases in the average selling price per cigar of premium cigars. The remaining increase in net sales of approximately $900,000 was attributable to increased sales of accessories and other products.

     Gross Profit. Gross profit increased approximately $3.4 million, or 79.0%, from $4.3 million in Fiscal 1996 to $7.7 million in Fiscal 1997. Gross profit as a percent of net sales decreased from 45.5% in Fiscal 1996 to 44.6% in Fiscal 1997. The decrease in gross profit as a percent of net sales was primarily due to cigars on a retail basis being sold at a lower margin as a result of costs from manufacturers increasing faster than market retail prices.

     Operating Expenses. Operating expenses increased approximately $1.4 million, or 40.5%, from $3.5 million in Fiscal 1996 to $4.9 million in Fiscal 1997. This increase was primarily due to an increased number of employees which increased payroll and related employee expenses, and an increase in professional fees and sales commissions. As a percentage of net sales, operating expenses decreased from 36.8% in Fiscal 1996 to 28.3% in Fiscal 1997. This decrease was primarily due to net sales increasing at a higher rate than the increase in expenses.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net Sales. Net sales increased approximately $3.8 million, or 67.2%, from $5.7 million in Fiscal 1995 to $9.5 million in Fiscal 1996. Net sales increased primarily as a result of the increase in net sales of premium cigars from $5.0 million in Fiscal 1995 to $8.0 million in Fiscal 1996. Of such increase, $1.6 million was attributable to increased retail sales of premium cigars and $1.4 million was attributable to increased wholesale sales of premium cigars. These increases were the result of increased supply of premium cigars from the Company's suppliers and strong demand for premium cigars. The remaining increase in net sales of approximately $800,000 was attributable to increased sales of accessories and other products.

     Gross Profit. Gross profit increased approximately $1.7 million, or 64.4%, from $2.6 million in Fiscal 1995 to $4.3 million in Fiscal 1996. Gross profit as a percent of net sales decreased from 46.3% in Fiscal 1995 to 45.5% in Fiscal 1996. The decrease in gross profit as a percent of net sales was primarily due to cigars on a retail basis being sold at a lower margin as a result of increased costs from the manufacturers, partially offset by an increase in the Company's wholesale prices.

     Operating Expenses. Operating expenses increased approximately $1.6 million, or 78.8%, from $1.9 million in Fiscal 1995 to $3.5 million in Fiscal 1996. This increase was due to an increased number of employees which increased payroll and related employee expenses, increased advertising expenditures and other increased costs incurred as a result of the Company's growth. As a percentage of net sales, operating expenses increased from 34.4% in Fiscal 1995 to 36.8% in Fiscal 1996.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents certain unaudited operations data for each of the Company's preceding nine quarters:

                                                                      QUARTER ENDED
                            --------------------------------------------------------------------------------------------------
                            JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                              1995       1995        1995       1996       1996       1996        1996       1997       1997
                            --------   ---------   --------   --------   --------   ---------   --------   --------   --------
                                                                      (IN THOUSANDS)
Net sales................    $1,809     $2,450      $2,518     $2,689     $3,450     $4,160      $4,957     $4,710     $6,361
Gross profit.............       826      1,086       1,157      1,239      1,472      1,993       2,227      2,020      2,749
Income from operations...        79        297         275        174        438        786       1,043        551      1,356

     The following table sets forth certain unaudited operations data as a percentage of net sales for each of the Company's preceding nine quarters:

                                                                      QUARTER ENDED
                            --------------------------------------------------------------------------------------------------
                            JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,
                              1995       1995        1995       1996       1996       1996        1996       1997       1997
                            --------   ---------   --------   --------   --------   ---------   --------   --------   --------
Net sales................    100.0%      100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%     100.0%
Gross profit.............     45.7        44.3       46.0       46.1       42.7        47.9       44.9       42.9       43.2
Income from operations...      4.4        12.1       10.9        6.5       12.7        18.9       21.0       11.7       21.3

     The Company's quarterly operating results have fluctuated due to several factors, including the timing of catalog mailings and specialty direct mail pieces, the opening of the Company's retail store and the price and availability of premium cigars. In addition, the Company expects its business to continue to exhibit some seasonality, with increases in premium cigar and cigar-related accessory sales during the holiday season, although the effect of this may be somewhat less evident due to the growth in the Company's net sales.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically financed its operations through a combination of cash generated from operations and bank debt. Net cash provided by operations for Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997 of $539,000, $669,000, $1,130,000 and $835,000, respectively, consisted primarily of net income and depreciation and amortization offset by increases in accounts receivable and inventory.

     On January 29, 1997, the Company entered into a $400,000 line of credit with Jefferson Bank with borrowings thereunder accruing interest at the bank's prime rate. At June 30, 1997, the Company had no borrowings under the line of credit. On May 5, 1995, the Company entered into a long-term note payable with Jefferson Bank due in monthly payments including interest at 9.0%. At June 30, 1997, the outstanding balance on this note was $90,268. The note matures in April 1998. On October 14, 1994, the Company entered into a long-term note payable to Jefferson Bank due in monthly payments including interest at 8.5%. At June 30, 1997, the outstanding balance on this note was $146,613. This note matures in June 2020. On June 17, 1997, the Company entered into a construction loan agreement with Jefferson Bank to construct tenant improvements for the Company's new office, warehouse and distribution facility. The maximum available under this agreement is $450,000. Interest on the loan is charged at 8.75% and matures December 2008. At June 30, 1997, the outstanding balance on this note was $170,000. The credit line and the notes payable are secured by accounts receivable, inventory, a second mortgage on the retail store realty owned by a shareholder and the personal guaranty of a shareholder. The long-term notes payable and the construction loan will be repaid with the net proceeds of the Offering.

     The Company believes that the net proceeds of the Offering, together with cash generated from its operating activities and available bank borrowings, will be sufficient to fund its operations and expansion programs at least through the end of Fiscal 1999.

IMPACT OF INFLATION

    The Company does not believe that inflation has had a material impact on its net sales or results of operations.

                                    BUSINESS

GENERAL

     The Company is a leading distributor and retailer of brand name premium cigars. The Company is the exclusive wholesale distributor of Ashton premium cigars and Ashton cigar-related accessories, a proprietary brand owned by the Company. The Company believes that Ashton premium cigars are nationally recognized as among the top brands due to their flavor, consistency and quality of construction. Cigar Aficionado magazine has rated the Ashton brand as "very good to excellent" in each category evaluated by the publication. The Company's retail operations, which consist of a mail order catalog and the Company's Philadelphia, Pennsylvania retail store, sell over 170 brands of premium cigars as well as cigar-related accessories and other tobacco products. In Fiscal 1997 and the three months ended June 30, 1997, the Company had net sales of $17.3 million and $6.4 million, respectively, of which sales of premium cigars represented approximately 86.3% and 92.0%, respectively. The Company believes that the strength of the Ashton brand and the Company's distribution capabilities, combined with increasing demand for premium cigars, will enable the Company to continue to realize significant future growth.

     The Company believes that its success is due, in part, to the popularity of the Company's Ashton brand, which was introduced in 1986. All Ashton cigars, as well as a portion of the Company's Holt's brand premium cigars, are manufactured for the Company by Fuente Cigar, a Dominican Republic based manufacturer of premium cigars. Cigars made by Fuente Cigar enjoy a worldwide reputation for the finest tobaccos, expert blends, consistency and quality of construction. The Company believes that its relationship with Fuente Cigar will enable the Company to continue to grow its Ashton brand as well as to introduce new brands to be manufactured for the Company by Fuente Cigar. Two of the executive officers of Fuente Cigar, Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr., are directors of the Company and a related Fuente family partnership will own approximately 24.4% of the shares of Common Stock outstanding upon completion of the Offering. Fuente Cigar has shown its commitment to the Company through agreements which provide for: (i) the exclusive manufacture by Fuente Cigar of Ashton brand premium cigars; (ii) the sale to the Company of at least 5.0 million premium cigars per year for a minimum of ten years; and (iii) the exclusive wholesale distribution by the Company of up to three new premium cigar brands to be developed with and manufactured by Fuente Cigar. In Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, the Company purchased, on a dollar basis, approximately 39.2%, 47.0% and 45.4%, respectively, of its premium cigars from Fuente Cigar.

MARKET OVERVIEW

     The cigar market is divided into three principal categories: premium cigars, mass market cigars (large and small) and little cigars. Premium cigars are generally imported, hand-made or hand-rolled cigars made with long filler, 100% natural tobacco leaf and which generally sell at retail prices above $1.00 per cigar. In order to make hand-made cigars, tobaccos are combined according to brand specified formulas to create the "filler" of each cigar and "binder" tobacco is wrapped around filler to create the "bunch" which is placed in a mold. Then, "wrapper" tobacco is hand-wrapped around the bunch, creating a premium cigar.

     After declining for almost thirty years from a peak in 1964, the cigar market entered a significant growth period in 1993. According to the Cigar Association of America, sales of all categories of cigars totaled 4.6 billion units, or $1.6 billion, in 1996, and grew from 1993 to 1996 at a CAGR of 10.3% on a unit basis and 30.2% on a dollar basis. Unit sales of premium cigars, which had remained essentially flat between 1981 and 1993, increased at a CAGR of 36.9%, on a unit basis, from 1993 to 1996. The Cigar Association of America reports that premium cigar imports for the six month period ended June 30, 1997 have increased approximately 95.0% compared to cigar imports for the same period in 1996.

     The Company believes that the increase in demand for premium cigars is the result of several factors, including: (i) the improved image of cigar smoking resulting from increased publicity, including the success of Cigar Aficionado magazine and the increased visibility of cigar smoking by celebrities; (ii) the emergence of an expanded base of younger, highly educated, affluent adults aged 25 to 35 and the growing interest of this group in luxury goods, including premium cigars; (iii) the increase in the number of adults over age 40 (a demographic group believed to smoke more cigars than any other demographic group); and (iv) the proliferation of establishments where cigar smoking is encouraged, as well as "cigar smoker" dinners and other special events for cigar smokers.

     Cigar manufacturers have experienced a shortage of raw materials (principally properly aged tobacco) due to increased demand for premium cigars and the length of time necessary to cultivate, grow, harvest, age and process the tobacco used in the manufacture of premium cigars. In addition, manufacturers of premium cigars have reported shortages of skilled labor necessary for processing, blending and manufacturing premium cigars, although these manufacturers currently report that labor shortages have been easing. As a result, wholesalers and retailers of premium cigars have experienced and continue to experience shortages in supply and increasing prices with respect to premium cigars.

BUSINESS STRATEGY

     The Company's principal business objective is to enhance its position as a leading distributor and retailer of a broad range of premium cigars and cigar-related accessories. The principal elements of this business strategy include:

     Strengthening the Ashton Brand. The Company believes its proprietary Ashton brand premium cigars are nationally recognized among the top brands due to their flavor, consistency and quality of construction. Cigar Aficionado magazine has consistently rated Ashton cigars as "very good to excellent" in each category evaluated by the publication. To continue to build the Ashton brand, the Company plans to: (i) secure an increasing volume of Ashton cigars supplied by Fuente Cigar; (ii) expand the Ashton product line to include additional sizes and shapes; (iii) broaden awareness of the Ashton brand name through targeted advertising in select national and regional publications; and
(iv) increase the sales of cigar-related accessories featuring the Ashton brand name.

     Concentration on Premium Cigars. The Company is focused on the premium, hand-made cigar market. Within this segment, the Company offers a diverse range of sizes, shapes, tastes, blends and prices designed to appeal to the preferences of premium cigar consumers. Products sold by the Company include over 170 brands manufactured by companies such as Fuente Cigar, General Cigar Company, Consolidated Cigar Holdings Corporation, Lane Limited and Villazon & Co., Inc. (acquired by General Cigar Company in January 1997). The Company believes that its broad offering of premium cigars is essential to maintain the appeal of its catalog and retail store as single sources for a broad range of premium cigar products. This concentration on premium cigars has positioned the Company to benefit from the highest growth segment of the cigar industry.

     Building on Relationship with Fuente Cigar. To secure a source of high-quality premium cigars at a time when demand exceeds supply, the Company entered into an amended agreement with Fuente Cigar pursuant to which Fuente Cigar agreed to sell at least 5.0 million premium cigars per year to the Company and to use its best reasonable efforts to sell to the Company premium cigars in excess of the 5.0 million annual minimum. Fuente Cigar is a leading manufacturer of premium cigars made in the Dominican Republic, and cigars made by Fuente Cigar enjoy a worldwide reputation for use of the finest tobaccos, expert blends, consistency and quality of construction. Fuente Cigar has manufactured the Company's Ashton brand since 1988 and has agreed that the Company will be the exclusive distributor of up to three new brands to be introduced over the three year period commencing in 1998, which brands will be developed with and manufactured exclusively by Fuente Cigar. Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr., two of the principal executive officers of Fuente Cigar, serve on the Company's Board of Directors and their affiliated family partnership will own approximately 24.4% of the shares of Common Stock outstanding after the Offering. The Company believes that its relationship with Fuente Cigar is an important element of its overall strategy of increasing sales of branded premium cigars.

     Use of Multiple Distribution Channels. The Company believes that distribution of its products through its wholesale, catalog and retail store channels enables it to: (i) reach a geographically broad group of customers;
(ii) maintain a strong retail presence enabling it to react quickly to changes in customer preferences; and (iii) benefit from significant growth opportunities available through national distribution of its branded products.

     Commitment to Customer Service. The Company believes its emphasis on customer service and satisfaction is an integral part of its success. Catalog and store sales personnel are trained to educate customers on the relative merits of premium cigar products and to assist customers in making informed purchasing decisions. In addition, the Company offers a 100% Guarantee of Satisfaction to its customers which provides for a refund, credit or replacement for any full or partially smoked box of cigars. The Company received the Best of Philly award from Philadelphia magazine in 1997 as the best retail cigar store in the Philadelphia area.

GROWTH STRATEGY

     The principal elements of the Company's growth strategy are:

     Introduction of New Proprietary Brands. The Company believes that the increased popularity of premium cigars has resulted in cigar smokers who are more informed, selective and brand conscious. At the same time, several new brands of premium cigars have been introduced by manufacturers and distributors seeking to capitalize on the increasing popularity of cigars. The Company believes that many of these brands have not utilized the tobacco grades and production methods normally associated with quality premium cigars. As a result, the Company believes that premium cigar smokers prefer cigars with a highly regarded brand name that are produced by respected cigar manufacturers. Under a distributorship agreement with Fuente Cigar, the Company will be the exclusive, worldwide distributor for up to three new premium brands to be developed by Fuente Cigar and the Company. The Company and Fuente Cigar anticipate that these brands will be introduced over a three year period beginning in 1998. The Company intends to support these new brands through advertising in trade and consumer publications and at cigar-related events. Based on its success with the Ashton brand and its wholesale customer base of over 1,000 specialty tobacconists, the Company believes that it is well positioned to support the introduction of new brands.

     Increase Wholesale Distribution of Proprietary Premium Cigars. The Company expects to be able to distribute an increased number of premium cigars under the Ashton brand, other proprietary brands and brands for which it will act as the exclusive distributor. In anticipation of an increased supply of premium cigars, the Company intends to expand its wholesale operations by: (i) increasing the number of its direct sales force personnel covering wholesale acccounts; (ii) penetrating existing accounts with a greater amount and variety of premium cigars; and (iii) adding new accounts domestically and internationally.

     Expand Catalog Distribution and Sales. The Company believes that its catalog operations enable it to market and sell premium cigars to a large and diverse group of customers. During Fiscal 1998, the Company distributed its Spring/Summer catalog to a proprietary list of over 80,000 cigar smokers, cigar purchasers and others evidencing interest in premium cigar products, compared to 35,000 and 45,000 in Fiscal 1995 and Fiscal 1996, respectively. The Company anticipates that it will distribute its Fall/Winter catalog to over 100,000 individuals by the end of Fiscal 1998. The Company plans to increase its catalog revenues by: (i) increasing the size of the Company's proprietary mailing list;
(ii) increasing the frequency of catalog mailings; and (iii) increasing the size and capability of the Company's mail order operations. The Company completed a move to a larger distribution facility in September 1997, and believes that the larger facility will enable it to process a greater number of incoming telephone orders and a greater volume of deliveries to its catalog customers.

     Open or Acquire Selected Retail Locations. The Company intends to open or acquire cigar stores in selected, densely populated and highly trafficked areas where demand for premium cigars is high. New store openings or acquired stores will enable the Company to increase its total market presence and develop a broader base of customers for its catalog division. The Company is also considering opening retail locations in special venues such as sports arenas and casino/hotels.

PRODUCTS

     The Company markets a broad selection of premium cigars and related accessories. A small percentage of the Company's sales are derived from the sale of mass market cigars. Premium cigars accounted for approximately 88.1%, 84.5%, 86.3% and 92.0% of the Company's net sales in Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively.

     Premium Cigars. Premium cigars are generally imported, hand-made or hand-rolled cigars made with long filler, 100% natural tobacco leaf which sell at retail prices above $1.00 per cigar. The Company uses tobaccos of the finest grades for its Ashton brand cigars. Such tobaccos are combined according to brand specified formulas to create the "filler" of each cigar and "binder" tobacco is wrapped around filler to create the "bunch," which is placed in a mold. Then, specially selected "wrapper" tobacco is hand-wrapped around the bunch. After the manufacturing process is complete, an Ashton cigar will normally be aged from three months to one year in specially constructed and climate controlled aging rooms. The premium cigars manufactured by Fuente Cigar for the Company undergo numerous quality control procedures at each stage of the manufacturing, aging and packaging process.

     The Company markets over 170 brands of premium cigars, ranging in price from $1.00 to $28.00 per cigar. Of these brands, Ashton, Holt's, Cortesia and Castano are proprietary brands owned by the Company. Net sales of the Company's proprietary cigars represented approximately 44.1%, 41.6% and 39.6% of the Company's net sales for Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively.

     The significant growth in the Company's proprietary cigar sales has been primarily due to an increase in the popularity of the Ashton brand. The Ashton brand, which was introduced in 1986, is comprised of 22 different sizes and shapes with retail prices generally between $4.50 and $17.00 per cigar. The Company believes that the proprietary Ashton brand premium cigars are nationally recognized as among the top brands due to their flavor, consistency and quality of construction. Ashton brand cigars are targeted at the upper end of the premium cigar market. Holt's and Cortesia brand premium cigars are sold by the Company exclusively through its catalog and Philadelphia retail store. The Holt's brand is comprised of 18 different sizes and shapes with retail prices generally between $2.30 and $4.80 per cigar. The Holt's brand premium cigars are targeted at the middle of the premium cigar market. The Cortesia brand is comprised of six different sizes and shapes with retail prices generally between $1.30 and $3.10 per cigar. The Company also distributes cigars under its proprietary Castano brand name. The Castano brand of premium cigars was introduced in July 1997 and has been in limited production since that time. The Company intends to increase distribution of this brand in 1998. The Castano brand currently has five different sizes and shapes with retail prices generally between $4.50 and $6.75 per cigar.

     The Company intends to introduce up to three more brands to be developed with and manufactured by Fuente Cigar over the next three years under an exclusive distributorship agreement. Management will work closely with Fuente Cigar to develop the specific blends, wrapper and sizes for these new brands, to be sold under trademarks owned by Fuente Cigar. See "-- Suppliers."

     Accessories. The increased demand for premium cigars has led to an increase in the market for cigar accessories such as humidors, cigar cutters, cigar cases, lighters and ashtrays. The Company offers accessories by brand name manufacturers, as well as accessories incorporating the Ashton trademark. Net sales of accessories represented approximately 7.1%, 10.8%, 12.4% and 7.3% of the Company's net sales for Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively.

     Other Tobacco Products. The Company offers a limited selection of other tobacco products, including mass market cigars, smokeless tobacco and pipe tobacco for sale through its mail order catalog and retail store, as well as a limited number of imported cigarettes which are sold only through the Company's retail store. Net sales of other tobacco products represented approximately 4.8%, 4.7%, 1.3%, 0.7% of the Company's net sales for Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively.

MARKETING AND DISTRIBUTION

     The Company distributes its Ashton brand premium cigars and cigar-related accessories on a wholesale basis to specialty tobacconists nationwide, and also sells premium cigars on a retail basis through its mail order catalog and its retail store.

     Wholesale Operations. The Company distributes premium cigars, cigar cases, travel humidors and ashtrays which are marketed under the Ashton brand name and feature the Ashton logo. Net sales from wholesale operations were $2.3 million, $3.7 million, $6.5 million and $2.5 million for Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three month period ended June 30, 1997, respectively.

     The Company believes that its ability to secure an increasing supply of premium cigars under the PLMA with Fuente Cigar will allow it to better satisfy the current demand for Ashton cigars and to increase the number of its wholesale customers. See "-- Suppliers." At present, the Company has limited the acceptance of new wholesale accounts in order to attempt to satisfy the demand of its existing account base. As of June 30, 1997, the Company's wholesale account base totaled approximately 1,000 customers.

     The Company's wholesale activities are serviced by a direct sales force of five employees who represent only the Company's brands and four independent sales representatives who represent Company brands as well as competing brands. The Company intends to increase the size of its direct sales force in order to:
(i) better penetrate its existing wholesale accounts; (ii) increase its wholesale account base through the opening of new accounts; and (iii) manage the distribution of its products to protect the overall integrity and image of the Company's brands. Additionally, the Company has agreed to serve as the exclusive distributor for up to three new Fuente Cigar manufactured brands to be introduced over a three year period beginning in 1998. To support the Company's proprietary brands and brands which the Company will distribute exclusively, the Company intends to invest in further brand and product promotion in national publications, trade magazines and other publications. The Company utilizes two distributors for the distribution of its Ashton brand cigars on a limited basis in Europe.

     Retail Operations. The Company sells a broad selection of premium cigar and related accessories through its mail order operation and its Philadelphia retail store. The Company is committed to providing high quality customer service and provides a 100% Guarantee of Satisfaction for every product sold. For premium cigar purchases, the Company's 100% Guarantee of Satisfaction provides a refund, credit or replacement for any full box of cigars provided that less than four cigars have been smoked, and a proportionate credit if four or more have been smoked. Any other merchandise may be returned by the customer for a full refund, credit or replacement within ten days of receipt of the merchandise.

    Mail Order Catalog

     The Company's mail order catalog markets a large selection of premium cigars and accessories. In the current fiscal year, the Company distributed approximately 80,000 copies of its Spring/Summer catalog and anticipates distributing over 100,000 copies of its Fall/Winter catalog. Each of the Company's four-color glossy catalogs contains photographs of the Company's products and features premium cigars and other special offerings. The Company mails its catalogs to its proprietary list of cigar smokers, cigar purchasers and others evidencing interest in cigar products, and the Company deletes a name from its proprietary list if there has been no sales activity for two years. In addition, the Company produces four to eight page mailings that it distributes four times per year. Sales associates are able to provide information on products offered in the Company's catalogs and other mailings. The Company's call center operates from 8:00 a.m. to 6:00 p.m. Monday to Friday, Eastern Time, and from 9:00 a.m. to 3:00 p.m., Eastern Time, on Saturdays. Net sales from the Company's mail order catalog were $1.7 million, $3.2 million, $6.6 million and $2.5 million in Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively.

    Retail Store

     The Company currently operates a 3,000 square foot retail store located in Philadelphia, Pennsylvania. The Company's retail store contains a large, walk-in, open-display humidor, smoking lounge, cigar lockers and accessory retail space. The Company intends to incorporate many of these features in new retail locations in order to establish them as "destination" stores which draw customers from a large geographic area. The Company's store received the Best of Philly award from Philadelphia magazine as the best retail cigar store in the Philadelphia area in 1997. The Company intends to acquire or develop two additional cigar stores in selected, densely populated, highly trafficked areas where demand for premium cigars is high. The cost to develop a new retail location is estimated to be approximately $600,000 for fit-out, furnishings and equipment, and approximately $700,000 for the cost of inventory and initial operating capital. With respect to any retail store acquisitions, the costs will be dependent upon the location, size and operating performance of the store. The Company is also considering opening retail facilities in special venues such as sports arenas and casino/hotels. Net sales from the Company's retail store were $1.7 million, $2.6 million, $4.1 million and $1.3 million in Fiscal 1995, Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively.

     Distribution. In September 1997, the Company relocated its distribution center to a 21,360 square foot facility located in Philadelphia, Pennsylvania. The facility also houses the Company's corporate offices, wholesale and mail order operations. The humidified and climate controlled cigar storage warehouse located within this facility is approximately 5,000 square feet, a substantial increase over the 2,200 square feet of humidified storage space at the Company's prior facility. The specific products in stock vary from time to time depending upon the ability of the Company to secure supplies of premium cigars, and if in stock, such products are available for shipment to wholesale and retail customers within one day of receipt of an order.

SUPPLIERS

     The Company has long-term relationships with over 50 suppliers including major manufacturers such as Fuente Cigar, General Cigar Company, Consolidated Cigar Holdings Corporation, Lane Limited and Villazon & Co., Inc. Fuente Cigar supplied approximately 39.2%, 47.0% and 45.4% of all premium cigars purchased, on a dollar basis, by the Company during Fiscal 1996, Fiscal 1997 and the three month period ended June 30, 1997, respectively. General Cigar Company acquired Villazon & Co., Inc. in January 1997, and, on a combined basis, they supplied approximately 13.4%, 18.4% and 11.6% of all premium cigars purchased, on a dollar basis, by the Company in Fiscal 1996, Fiscal 1997 and the three months ended June 30, 1997, respectively. No other supplier accounted for more than 10% of the Company's premium cigar purchases during these periods. The Company believes that maintaining and strengthening its long-term relationships with its suppliers is essential to securing an allocation of the limited worldwide premium cigar supply. Other than its agreements with Fuente Cigar, the Company has no agreements relating to the supply of premium cigars.

     Private Label Manufacturing Agreement with Fuente Cigar ("PLMA"). The Company entered into the PLMA with Fuente Cigar in April 1997 whereby Fuente Cigar agreed to sell the Company a minimum of 5.0 million premium cigars per year for an initial term of ten years and the Company has agreed to use its best reasonable efforts to purchase at least 5.0 million cigars during each year of the term of the PLMA. In addition, Fuente Cigar agreed to use its best reasonable efforts to sell to the Company premium cigars in excess of the 5.0 million per year. The premium cigars supplied by Fuente Cigar pursuant to the PLMA include the Company's proprietary Ashton and Holt's brand premium cigars, as well as any other premium cigars manufactured by Fuente Cigar under its trademarks, and will be comprised of those brands in such amounts, sizes and shapes as determined by Fuente Cigar. The PLMA represents a commitment by Fuente Cigar to increase its supply of premium cigars to the Company. Fuente Cigar supplied the Company with 2.1 million premium cigars in Fiscal 1996 and 3.3 million premium cigars in Fiscal 1997. The purchase price for premium cigars delivered under the PLMA is set by Fuente Cigar at the market price in effect from time to time. The PLMA specifies that while the Company owns the trademark to the name Ashton, Fuente Cigar owns the formula used to blend the tobacco used in the production of Ashton cigars. The PLMA permits noncompliance with the obligations of Fuente Cigar to sell 5.0 million premium cigars per year for various reasons, including

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but not limited to, a shortage of labor or the inability to secure materials and supplies at reasonable prices. The PLMA provides that it is to be interpreted and enforced under Florida law. However, the agreement specifically prohibits any actions for specific performance and damages in the event of a breach of the PLMA by Fuente Cigar. In the event that a competitor of Fuente Cigar were to acquire control of the Company, Fuente Cigar may, after the expiration of an eight month period commencing on the date of such change in control, give notice of the termination of the PLMA effective one year from the date of such notice. If Fuente Cigar does not give such notice, the PLMA will be automatically renewed for successive one year terms if neither party gives notice of termination.

     Exclusive Distributorship Agreement. In September 1997, the Company and Fuente Cigar entered into an exclusive distributorship agreement whereby Fuente Cigar agreed to develop with the Company up to three new premium cigar brands to be manufactured by Fuente Cigar, and to be exclusively distributed by the Company on a worldwide basis. Cigars manufactured for the Company under this agreement will be applied to the annual minimum requirement under the PLMA. The initial term of this agreement expires on April 30, 2007. The Company is obligated to use its best reasonable efforts to promote these new brands.

SALES AND ADVERTISING

     At June 30, 1997, the Company employed five direct sales personnel in connection with its wholesale operations, 10 telephone sales associates in the Company's mail order catalog call center and 12 sales people in the Company's Philadelphia retail store. In addition, the Company utilized four independent sales agents in connection with its wholesale operations.

     The Company's catalogs are its primary means of marketing to retail customers. The Company targets its potential customers by originating its own mailing list and keeping the mailing list exclusive to interested customers by removing names from the mailing list if there has not been a purchase made within two years. To support its retail sales, the Company utilizes local print advertising, radio advertising during local sporting events and attends or sponsors numerous cigar related events. The Company advertises through full page advertisements in each issue of Cigar Aficionado magazine and through its presence at or sponsorship of cigar related marketing events such as the "Big Smokes" sponsored by Cigar Aficionado. Additionally, the Company relies to a certain extent upon the reputation of the Ashton brand, Robert G. Levin, the Company's Chairman of the Board, Chief Executive Officer and President, and Fuente Cigar.

INFORMATION SYSTEMS

     The Company has upgraded its information systems over the past year and intends to make additional capital expenditures of approximately $500,000 from the net proceeds of the Offering to further upgrade the capabilities of its systems in support of anticipated growth. The Company has engaged an outside consultant to further enhance the productivity and regularly review the suitability of its management information systems. Additional investments are also anticipated to enhance the Company's web site.

INTELLECTUAL PROPERTY

     Ashton is a registered trademark of the Company. Holt's, Cortesia and Castano are trademarks with respect to which the Company has applications for registration pending. As the Company believes that its existing trademarks, particularly the Ashton trademark, are critical to the Company's continued success, the Company intends to vigorously defend its trademarks against any potential infringement.

COMPETITION

     The markets for the Company's products are highly competitive and subject to rapid consumer change and frequent new product introductions and extensions. The Company's wholesale distribution business faces competition from larger, well-established premium cigar companies, including Fuente Cigar and its affiliates, which manufacture and distribute numerous high-quality premium cigar brands that are competitive with the Company's products, as well as from an increasing number of new entrants to the marketplace. The Company's retail sales compete with a large number of other mail order companies, some of which are larger and better financed than the Company. The Company also faces significant competition from a large number of existing, and an increasing number of new, retail stores and smoking establishments selling the same branded products as the Company. Existing or future competitors may develop or offer the same or similar premium cigars which may result in decreases in the Company's sales of premium cigars. Many of these competitors have longer operating histories and significantly greater financial, managerial, creative, sales and marketing and other resources than the Company. The Company's ability to retain its existing customers and attract new customers depends on the quality of its premium cigars, the availability of product, its reputation in the industry, and its ability to maintain customer satisfaction. The Company's Ashton brand competes on the basis of quality and consistency of its premium cigars and service to its wholesale customers. The Company's retail operations compete on the basis of breadth of product, customer service and price.

THE TOBACCO INDUSTRY

     Regulation. Cigar manufacturers, like other producers of tobacco products, are subject to regulation at the federal, state and local levels. Federal law has recently required states, in order to receive full funding for federal substance abuse block grants, to establish a minimum age of 18 years for the purchase of tobacco products, together with an appropriate enforcement program. The recent trend is toward increasing regulation of the tobacco industry, and the recent increase in popularity of cigars could lead to an increase in regulation of cigars. A variety of bills relating to tobacco issues have been introduced in the U.S. Congress, including bills that would: (i) curtail the advertising and promotion of all tobacco products and restrict or eliminate the deductibility of such advertising expenses; (ii) increase labeling requirements on tobacco products to include, among other things, addiction warnings and lists of additives and toxins; (iii) modify federal preemption of state laws to allow state courts to hold tobacco manufacturers liable under common law or state statutes; (iv) shift regulatory control of tobacco products at the federal level from the FTC to the FDA and require the tobacco industry to fund the FDA's oversight; (v) increase tobacco excise taxes; (vi) restrict the access to tobacco products by, among other things, banning the distribution of tobacco products through the mail, except for sales subject to proof of age; (vii) require licensing of retail tobacco product sellers; (viii) regulate tobacco product development; and (ix) require tobacco companies to pay for health care costs incurred by the federal government in connection with tobacco related diseases. Although hearings have been held on certain of these proposals, to date none of such proposals have been passed by Congress.

     In August 1996, the FDA determined that nicotine is a drug. Accordingly, the FDA determined that it had jurisdiction over cigarettes and smokeless tobacco products, pursuant to the FDA determination that cigarette and smokeless tobacco products are drug delivery devices used for the delivery of nicotine. In addition, a majority of states restrict or prohibit smoking in certain public places and restrict sale of tobacco products (including cigars) to minors. Local legislative and regulatory bodies have increasingly moved to curtail smoking by prohibiting smoking in certain buildings or areas or by requiring designated "smoking" areas. Individual establishments, such as bars and restaurants, have further prohibited pipe and cigar smoking even though other tobacco products are permitted in such establishments. Numerous proposals also have been considered at the state and local level restricting smoking in certain public areas.

     Federal law has required health warnings on cigarettes since 1965 and on smokeless tobacco since 1986. Although no federal law currently requires that cigars carry such warnings, California has enacted laws requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals determined by the state to cause cancer or reproductive toxicity, including tobacco smoke and several of its constituent chemicals. Similar legislation has been introduced in other states. In addition, legislation recently introduced in Massachusetts would, if enacted, require warning labels on cigar boxes, and the states of Minnesota and Texas have recently enacted legislation which would require cigar manufacturers to report the levels of various substances in their cigars on an annual basis. Consideration at both the federal and state level also has been given to consequences of second-hand smoke.

     The U.S. Environmental Protection Agency (the "EPA") published a report in January 1993 with respect to the respiratory health effects of second-hand smoke, which concluded that widespread exposure to environmental tobacco smoke presents a serious and substantial public health concern. Issuance of the report, which is based primarily on studies of passive cigarette smokers, may lead to further legislation designed to protect non-smokers. Also, a study recently published in the journal Science reported that a chemical found in cigarette smoke has been found to cause genetic damage in lung cells that is identical to damage observed in many malignant tumors of the lung and, thereby, directly links lung cancer to smoking. The National Cancer Institute also has announced that it will issue a report in 1997 describing research into cigars and health. The study and these reports could affect pending and future tobacco regulation and litigation.

  Litigation

     Litigation against the cigarette industry historically has been brought by individual cigarette smokers. In 1992, the United States Supreme Court in Cipollone v. Liggett Group, Inc. ruled that federal legislation relating to cigarette labeling requirements preempts state law claims based on failure to warn consumers about the health hazards of cigarette smoking, but does not preempt claims based on express warranty, misrepresentation, fraud or conspiracy. To date, individual cigarette smokers' claims against the cigarette industry generally have been unsuccessful. A jury in Florida, however, recently determined that a cigarette manufacturer was negligent in the production and sale of its cigarettes and sold a product that was unreasonably dangerous and defective, awarding the plaintiffs a total of $750,000 in damages.

     Current tobacco litigation generally falls within one of three categories: class actions, individual actions or actions brought by individual states generally to recover Medicaid costs allegedly attributable to tobacco-related illnesses. The pending actions allege a broad range of injuries resulting from the use of tobacco products or exposure to tobacco smoke and seek various remedies, including compensatory and, in some cases, punitive damages together with certain types of equitable relief such as the establishment of medical monitoring funds and restitution. The major tobacco companies are vigorously defending these actions.

     Over 40 states have filed lawsuits against the major United States cigarette manufacturers to recover billions of dollars in damages, primarily costs of medical treatment of smokers. On June 20, 1997, the Attorneys General of 40 states and several major cigarette manufacturers announced a proposed settlement of the lawsuits filed by these states (the "Proposed Settlement"). The Proposed Settlement, which will require Federal legislation to implement, is complex and may change significantly or be rejected. The Proposed Settlement would significantly change the way in which cigarette companies and tobacco companies do business. Among other things, the tobacco companies would pay hundreds of billions of dollars to the various states; the FDA could regulate nicotine as a "drug" and tobacco products as "drug delivery devices;" all outdoor advertising, sports event advertising and advertising on non-tobacco products would be banned and certain class action lawsuits and punitive damage claims against tobacco companies would be prohibited. President Clinton recently announced that he would not support the Proposed Settlement unless significant changes were incorporated. Therefore, the potential impact of the Proposed Settlement on the cigar industry in general and the Company in particular is uncertain. The State of Florida has entered into a separate settlement agreement with major United States cigarette manufacturers with respect to tobacco products including roll-your-own and little cigars. The settlement agreement provides, in part, for a ban on billboard and transit advertising, significant document disclosure by the settling cigarette companies, billions of dollars in settlement payments, and certain adjustments pending the resolution of the Proposed Settlement. The State of Mississippi has announced a separate settlement agreement with major cigarette manufacturers which provides for a payment of $4.0 billion, however, if the Proposed Settlement is approved it will supercede the Mississippi settlement. The recent increase in the sales of cigars and the publicity such increases have received may have the effect of increasing the probability of legal claims.

     In May 1996, the Fifth Circuit Court of Appeals reversed a Louisiana district court's certification of a nationwide class consisting essentially of nicotine dependent cigarette smokers. Notwithstanding the dismissal, new class actions asserting claims similar to those in this action recently have been filed in certain states. To date, two pending class actions against major cigarette manufacturers have been certified. The first case is limited to Florida citizens allegedly injured by their addiction to cigarettes; the other is limited to flight attendants allegedly injured through exposure to second-hand smoke.

     Excise Taxes. Cigars have long been subject to federal, state and local excise taxes, and such taxes frequently have been increased or proposed to be increased in some cases significantly, to fund various legislative initiatives. The federal excise tax rate on large cigars (weighing more than three pounds per thousand cigars) is 12.75% of the manufacturer's selling price, net of the federal excise tax and certain other exclusions, capped at $30.00 per thousand cigars.

     In the past, there have been various proposals by the federal government to fund legislative initiatives through increases in federal excise taxes on tobacco products. In 1993, the Clinton Administration proposed a significant increase in excise taxes on cigars, pipe tobacco, cigarettes and other tobacco products to fund the Clinton Administration's health care reform program. The Company believes that the volume of cigars sold would have been dramatically reduced if excise taxes were enacted as originally proposed as part of the Clinton Administration's health care reform program. Future enactment of significant increases in excise taxes, such as those initially proposed by the Clinton Administration or other proposals not linked specifically to health care reform, would have a material adverse effect on the business of the Company.

     Tobacco products also are subject to certain state and local taxes. Deficit concerns at the state level continue to exert pressure to increase tobacco taxes. Forty-two states impose excise taxes on cigars. State cigar excise taxes are not subject to caps similar to the federal cigar excise tax. From time to time, the imposition of state and local taxes has had some impact on sales regionally. The enactment of new state excise taxes and the increase in existing state excise taxes are likely to have an adverse effect on sales of cigars.

EMPLOYEES

     As of June 30, 1997, the Company had a total of 37 full time and four part time employees, all of whom are based in the United States. Of this total, 23 full time and four part time employees were engaged in sales and marketing, seven full time employees were employed in administration and finance, and seven full time employees were employed in shipping and receiving. None of the Company's employees is represented by a labor union. The Company has not experienced any work stoppages and considers its relations with employees to be good.

FACILITIES

     The Company's principal executive and administrative offices, as well as its warehouse, shipping, call center and customer service facilities, are located at its leased headquarters facility in Philadelphia, Pennsylvania. The Company currently occupies 21,360 square feet of space in the Philadelphia facility. This facility, which was opened in September 1997, is leased for a term of five years (with options to extend) at an aggregate annual rental of $74,760 plus certain common area expenses, which rental will increase in proportion to increases in the consumer price index. The Company anticipates that this new facility will be sufficient to meet the Company's needs for the foreseeable future. The Company leases its 3,000 square foot Philadelphia retail store from the Company's Chairman of the Board, Chief Executive Officer and President, Robert G. Levin, for an initial term through October 31, 2004. The Company has the right to renew this lease for an additional five year period. The rent paid by the Company is $75,000 per year, which rent is fixed through the end of the renewal term. See "Certain Transactions."

LEGAL PROCEEDINGS

     The Company is not currently engaged in any legal proceedings which are expected, individually or in the aggregate, to have a material adverse effect on the Company's business, operating results or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Company's executive officers and directors are as follows:


NAME                                   AGE                        POSITION
----                                   ---                        --------
Robert G. Levin......................  51    Chairman of the Board, Chief Executive Officer and
                                             President
Michael Pitkow.......................  48    Chief Operating Officer, Executive Vice President
                                             and Director
Robert H. Levitt.....................  40    Chief Financial Officer
Carlos A. Fuente, Sr.................  62    Director
Carlos P. Fuente, Jr.................  43    Director
Harvey W. Grossman(1)(2).............  59    Director
Marvin B. Sharfstein(1)(2)...........  53    Director

------------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Robert G. Levin is the Chairman of the Board, Chief Executive Officer and President of the Company. Mr. Levin has been engaged in the business of the Company since 1972, and has been Chairman of the Board, Chief Executive Officer and President since 1980.

     Michael Pitkow joined the Company in October 1995 as Chief Operating Officer and Executive Vice President and has been a Director of the Company since September 1997. From 1985 through October 1995, Mr. Pitkow was the owner of Pitkow Associates, a media service and marketing communications company. From 1983 to 1985, Mr. Pitkow was general manager of Cable AdNet, then Philadelphia's largest cable advertising interconnect company.

     Robert H. Levitt joined the Company as Chief Financial Officer in November 1996. From 1991 until November 1996, Mr. Levitt was a senior manager at Schmeltzer o Master Group, P.C., the Company's independent accountants until May 1997. From 1989 through 1991, Mr. Levitt served as a controller for several privately held companies. From 1981 through 1989, Mr. Levitt was a manager in the emerging business group of Deloitte & Touche, L.L.P.

     Carlos A. Fuente, Sr. became a Director in September 1997. Mr. Fuente, Sr. has worked in the cigar industry his entire life, first working for his father, Arturo Fuente, Sr., and then as President and Chairman of the Board of the family manufacturing business which he acquired from his father in the early 1960's. The cigar manufacturing business is currently operated through Fuente Cigar, a privately-held company owned by Fuente family interests. Mr. Fuente, Sr. is the third of four generations of Fuente family members to own and operate a cigar manufacturing business.

     Carlos P. Fuente, Jr. became a Director in September 1993. Mr. Fuente, Jr. is the son of Carlos A. Fuente, Sr. and has been employed by the Fuente family's cigar manufacturing business since 1970. Mr. Fuente, Jr. has been the President of Fuente Cigar since 1990.

     Harvey W. Grossman became a Director in September 1997 and serves on the Audit and Compensation Committees. Mr. Grossman is a certified public accountant and a partner in Cogen Sklar LLP, a certified public accounting firm in Bala Cynwyd, Pennsylvania. Mr. Grossman is a member of both the American and Pennsylvania Institutes of Certified Public Accountants and was a member of the Pennsylvania Institute of Certified Public Accountants' Forensic and Litigation Services Committee from 1995 to 1996.

     Marvin B. Sharfstein became a Director in September 1997, and serves on the Company's Audit and Compensation Committees. Mr. Sharfstein has been a Director of Holt's Cigar Company, Inc., and

Ashton Distributors, Inc. the Company's wholly owned subsidiaries, since January 1996. From 1983 through February 1996, Mr. Sharfstein served as the Vice President of Corporate Finance and a Director of Cabot Medical Corp., a publicly traded medical device manufacturer which he founded. Since February 1996, Mr. Sharfstein has been a financial consultant to a variety of businesses through MBS Capital Corp. a merchant banking firm.

TERMS OF OFFICE AND BOARD COMMITTEES

     Prior to the consummation of the Offering, the Company's Certificate of Incorporation will be amended to provide that directors of the Company shall be divided into three classes, as nearly equal in number as possible. The initial term of office of the Class I Directors shall expire on the day of the first annual meeting of stockholders following the end of Fiscal 1998 (the "1998 Annual Meeting"); the initial term of office of the Class II Directors shall expire on the day of the annual meeting of stockholders next succeeding the 1998 Annual Meeting; and the initial term of office of the Class III Directors shall expire on the day of the second annual meeting of stockholders succeeding the 1998 Annual Meeting. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. Thus, after consummation of the Offering and effective upon the amendment of the Certificate of Incorporation, directors will stand for election only once in three years. Effective upon the amendment of the Certificate of Incorporation, Messrs. Pitkow and Grossman are expected to serve as Class I directors, Messrs. Fuente, Jr. and Sharfstein are expected to serve as Class II directors, and Messrs. Fuente, Sr. and Levin are expected to serve as Class III directors.

     In accordance with the amendment, the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, change, amend, repeal, or adopt any provision inconsistent with, the provisions of the Certificate of Incorporation providing for the classified Board of Directors.

     The Audit and Compensation Committees consist of Messrs. Sharfstein and Grossman. The Audit Committee reviews the adequacy of the Company's internal control systems and financial reporting procedures, reviews the general scope of the annual audit, reviews and monitors the performance of non-audit services by the Company's independent public accountants and reviews interested transactions between the Company and any of its affiliates. The Compensation Committee administers the Company's Employee Stock Plan and makes recommendations to the Board of Directors concerning salaries and non-stock compensation for the Company's officers and employees.

SHAREHOLDERS AGREEMENT

     Pursuant to the shareholders agreement between the Fuente Investment Partnership and Robert G. Levin, Mr. Levin is required to vote for two directors nominated by the Fuente Investment Partnership and the Fuente Investment Partnership is required to vote for the balance of the Board of Directors nominees nominated by Mr. Levin. Currently, Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr. are the directors nominated by Fuente Investment Partnership. All other directors are the nominees of Mr. Levin. In addition, each of the Fuente Investment Partnership and Mr. Levin (i) has a right of first refusal to purchase the others shares and (ii) the right to participate on a proportionate basis in any sale of the other party's Common Stock.

DIRECTOR COMPENSATION

     Each director who is not an employee of the Company receives $1,000 for each meeting of the Board attended and for each committee meeting attended. Messrs. Carlos A. Fuente, Sr., Carlos P. Fuente, Jr., Sharfstein and Grossman have been granted options to purchase 15,000 shares of the Common Stock, each, pursuant to the Director Stock Plan, which options are all fully vested and exercisable at a price equal to the initial public offering price per share. The Director Stock Plan provides that options will be granted to non-employee directors of the Company pursuant to an automatic, non-discretionary grant mechanism. Following the Offering, each new non-employee director will automatically be granted an option to purchase 15,000 shares of the Common Stock. Each non-employee director will subsequently be granted an option to purchase 15,000 at each annual meeting of stockholders beginning with the 1998 Annual Meeting of Stockholders. Each such option will be granted at the fair market value of the Common Stock on the date of the grant. Options granted to non-employee directors under the Director Stock Plan vest in full upon the grant, and may be exercised immediately. See "-- Stock Options -- The Non-Management Directors Stock Option Plan."

EXECUTIVE COMPENSATION

     The following table and accompanying footnotes provide certain information concerning the compensation earned by the Company's Chief Executive Officer and the other executive officer of the Company whose salary and bonus was in excess of $100,000 (the "Named Officers") for Fiscal 1997:

                           SUMMARY COMPENSATION TABLE


                                                      ANNUAL COMPENSATION              ALL OTHER
                                             --------------------------------------   COMPENSATION
NAME AND POSITION                            SALARY($)     BONUS($)     OTHER($)(1)      ($)(2)
-----------------                            ---------   ------------   -----------   ------------
Robert G. Levin............................   335,973           --            --          4,750
  Chairman of the Board, Chief Executive
     Officer and President

Michael Pitkow.............................   111,039        5,000            --             --
  Chief Operating Officer and Executive
     Vice President

------------------
(1) Pursuant to the Securities and Exchange Commission rules on executive compensation disclosure, "All Other Compensation" does not include perquisites because the aggregate amount of such compensation for each of the persons listed did not exceed the lesser of (i) $50,000 or (ii) ten percent of the combined salary and bonus for such person in Fiscal 1997.

(2) Represents the Company's matching contribution pursuant to its 401(k) defined contribution plan.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. Levin and Pitkow. Mr. Levin's employment agreement, effective as of October 1, 1997, provides for a minimum base salary of $400,000, to be reviewed at least annually and to be adjusted based upon his performance, and has a term of five years which will be automatically renewed for sucessive periods of one year if neither party gives the required notice of termination. Mr. Pitkow's employment agreement, effective as of October 1, 1997, provides for a minimum base salary of $150,000 per year, to be reviewed at least annually, and expires on December 31, 1999.

STOCK OPTIONS

     The 1997 Employee Stock Option Plan. The Employee Stock Plan, approved by the Board of Directors and shareholders of the Company in September 1997, is intended to provide incentives to the officers and other employees of the Company by providing them with opportunities to purchase shares of Common Stock pursuant to options granted which qualify as "incentive stock options" ("ISO's") under Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code") or which do not qualify as ISO's ("Non-Qualified Options") (ISO and Non-Qualified Options being referred to collectively as "Options"). Options for up to a maximum of 300,000 shares of Common Stock can be issued under the Employee Stock Plan.

     The Employee Stock Plan is currently administered by the Board of Directors, although it is the intent of the Board of Directors to transfer this responsibility to the Compensation Committee following the Offering. The Compensation Committee will have the authority to determine those employees of the Company to whom Options will be granted. If any Option granted under the Employee Stock Plan expires or terminates for any reason without having been exercised in full or ceases for any reason to be exercisable in whole or in part, the unpurchased shares subject to such Options are again available for grants under the Employee Stock Plan.

     Grants of Options under the Employee Stock Plan can be made at any time on or after October 1, 1997 and prior to September 30, 2006. The exercise price of all options to be granted under the Employee Stock Plan will be the fair market value of the Common Stock on the date of grant defined in the Employee Stock Plan. If an optionee ceases to be employed by the Company or certain affiliated or successor entities other than by reason of death or disability, no further installments of the Options shall generally become exercisable, and such optionee's Options shall terminate after the passage of ninety days from the date of termination or such optionee's employment. Upon the occurrence of certain events such as stock dividends and stock splits, consolidations or mergers, an optionee's rights with respect to Options granted are to be adjusted as provided in the Employee Stock Plan. Pursuant to the Employee Stock Plan, the Company has granted options to purchase an aggregate of 169,500 shares of Common Stock at an exercise price equal to the initial public offering price per share. These options vest as to one-third of the shares on each of the anniversary dates of the date the Company granted such options, so long as the option holder remains in the continuous employ of the Company during such period.

     The Non-Management Directors Stock Option Plan. The Director Stock Plan, approved by the Board of Directors and shareholders of the Company in September 1997, and is intended to provide incentives to the directors of the Company who are not employees of the Company by providing them with options to purchase shares of Common Stock. Options for up to a maximum of 180,000 shares of Common Stock may be issued under the Director Stock Plan.

     The Director Stock Plan is currently administered by the Board of Directors. Each outside director of the Company is automatically granted options to purchase 15,000 shares of the Common Stock at the fair market value thereof as defined in the Director Stock Plan on the date of each grant of Options, and each outside director is granted Options to purchase 15,000 shares of the Common Stock at each annual meeting of the stockholders of the Company. All of these Options vest immediately upon grant. Upon the occurrence of certain events such as stock dividends and stock splits, consolidations or mergers, an optionee's rights with respect to Options granted are to be adjusted as provided in the Director Stock Plan.

     Pursuant to the Director Stock Plan, the Company granted options to each of Messrs. Fuente, Sr., Fuente, Jr., Sharfstein and Grossman to purchase 15,000 shares of Common Stock at the initial public offering price per share.

     Other Options. In January 1996, options to purchase 201,000, 201,000 and 80,400 shares of the Common Stock were granted to Michael Pitkow, Chief Operating Officer, Executive Vice President and a director of the Company, Marvin Sharfstein, a director the Company and Carole Cohn, Mr. Levin's sister, respectively. These options were granted at an exercise price of $.50 per share, the estimated fair market value at the date of grant. At the time these options were granted, Robert G. Levin and the Fuente Investment Partnership agreed that these options granted by the Company would not dilute the ownership interest of the Fuente Investment Partnership. Accordingly, Mr. Levin has agreed that upon exercise of any such options he will contribute to the capital of the Company one share of Common Stock for each share purchased pursuant to these options.

                              CERTAIN TRANSACTIONS

     Relationships with Fuente Cigar and Related Parties. In Fiscal 1996, Fiscal 1997 and for the three months ended June 30, 1997, the Company purchased approximately $1.9 million, $3.6 million and $1.5 million, respectively, of premium cigars from Fuente Cigar, representing approximately 39.2%, 47.0% and 45.4%, respectively, of premium cigar purchases for such periods. At June 30, 1997, approximately $491,000 was due to Fuente Cigar for premium cigars sold to the Company. Two of the principal executive officers of Fuente Cigar, Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr., are directors of the Company and a related family partnership will own approximately 24.4% of the shares of Common Stock outstanding upon completion of the Offering. The Company has entered into two agreements with Fuente Cigar. See "Risk Factors -- Dependence on Fuente Cigar Ltd." and " -- Potential Conflicts of Interest" and "Business -- Suppliers." Mr. Levin and an affiliate of Fuente Cigar have also entered into a consulting agreement whereby such affiliate paid Mr. Levin the sum of $50,000 per year for consulting services. This agreement will be terminated upon completion of the Offering.

     Shareholders Agreement. The Fuente Investment Partnership and Robert G. Levin have entered into an agreement which provides that Mr. Levin will vote all of his shares of Common Stock for the election of two directors nominated by the Fuente Investment Partnership (currently Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr.) and the Fuente Investment Partnership will vote all of its shares of Common Stock for the remainder of the directors to be nominated by Mr. Levin. In addition, the agreement grants each party a right of first refusal on sales of Common Stock by the other party and provides for each party to participate on a percentage basis in any transaction involving the sale of Common Stock.

     Philadelphia Retail Store Lease.  The Company currently leases from Robert
G. Levin, the Chairman of the Board, Chief Executive Officer and President of the Company, the entire two-story building comprising approximately 4,700 square feet in which the Company's retail store is located. The Company's retail store occupies 3,000 square feet on the street level, and the Company sublets approximately 1,700 square feet on the second floor to an unrelated third party. The Company paid approximately $48,000 and $54,000 to Mr. Levin under this lease in Fiscal 1996 and Fiscal 1997, respectively. The term of this lease extends through October 31, 2004 and the Company has the right to renew this lease for an additional five year term. The current rent paid to Mr. Levin is $6,250 per month, or $75,000 per year, which rent is fixed through the end of the renewal term.

     Guaranty of Loan. The Company guaranteed certain debt of Mr. Levin relating to the acquisition of the building in which the Company's Philadelphia retail store is located. The balance on that loan was $435,567 at June 30, 1997. Mr. Levin currently guarantees certain indebtedness of the Company. The total of this indebtedness was $425,607 at June 30, 1997.

     All of the foregoing transactions between the Company and the foregoing persons and entities were on substantially the same terms and conditions as if such transactions would have been entered into with unrelated third parties. The Company has a policy to the effect that any future transactions between it and any of its officers, directors, principal stockholders or the affiliates of the foregoing persons be on terms no less favorable to the Company than could reasonably be obtained in arm's length transactions with independent third parties, and that any such transactions also be approved by a majority of the Company's directors who are disinterested in the transaction.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Common Stock after giving effect to the Reorganization and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by (i) each director of the Company, (ii) each person who is known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (iii) the Named Officers, (iv) the Selling Shareholder, and (v) all of the Company's executive officers and directors as a group.

                                                                              PERCENTAGE OWNED
                                                                             -------------------
                                                              SHARES          BEFORE     AFTER
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                 BENEFICIALLY OWNED   OFFERING   OFFERING
---------------------------------------                 ------------------   --------   --------
Robert G. Levin(2)....................................      2,613,015          65.0%      45.3%
Fuente Investment Partnership(3)......................      1,406,985          35.0       24.4
Carlos A. Fuente, Sr.(4)..............................      1,421,985          35.2       24.6
Carlos P. Fuente, Jr.(4)..............................      1,421,985          35.2       24.6
Marvin B. Sharfstein(5)...............................        216,000           5.4        3.7
Michael Pitkow(5).....................................        201,000           5.0        3.5
Harvey W. Grossman(5).................................         15,000             *          *
All directors and executive officers as a group
  (7 persons).........................................      4,080,000         100.0%      70.0%

------------------
  *Less than 1% of outstanding shares of Common Stock.

(1) Unless otherwise noted, the Company believes that all persons named in the above table have sole voting and investment power with respect to the shares beneficially owned by them. The address for Messrs. Levin, Pitkow and Sharfstein is 12270 Townsend Road, Philadelphia, Pennsylvania 19154, the address for the Fuente Investment Partnership and Messrs. Fuente is c/o Fuente Cigar Ltd., Zona Franca, Santiago, Dominican Republic.

(2) If the Underwriters' over-allotment option is exercised in full, Mr. Levin will sell 262,500 shares of Common Stock, reducing his beneficial ownership to 2,350,515 shares of Common Stock or 40.7% of the outstanding shares. Further, in the event options to purchase up to 482,400 shares of Common Stock are exercised by certain option holders including options to purchase 201,000 shares of Common Stock held by each of Messrs. Sharfstein and Pitkow, Mr. Levin has agreed to contribute an equal number of shares owned by him to the Company. See "Management -- Stock Options."

(3) The Fuente Investment Partnership is a Florida general partnership, the partnership interests are beneficially owned by Carlos A. Fuente, Sr., Carlos P. Fuente, Jr. and Cynthia Fuente Suarez, principals in Fuente Cigar. Carlos P. Fuente, Jr. and Cynthia Fuente Suarez are the children of Carlos
    A. Fuente, Sr.

(4) Carlos A. Fuente, Sr. and Carlos P. Fuente, Jr. are deemed the beneficial owners of the shares of Common Stock owned by such partnership. Also includes options to purchase 15,000 shares of Common Stock each granted pursuant to the Director Stock Plan.

(5) Represents shares of Common Stock which may be acquired upon the exercise of options granted by the Company.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of the Offering, the Company will be authorized to issue 25,000,000 shares of Common Stock and 1,000,000 shares of preferred stock immediately after the completion of the Offering, there will be 5,770,000 shares of Common Stock outstanding.

COMMON STOCK

     Holders of the Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of the Common Stock do not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors can elect all of the directors of the Company. In such event, the holders of the remaining shares of Common Stock will not be able to elect any directors.

     Holders of the Common Stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the terms of any existing of future agreements between the Company and its debtholders. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Stock are entitled to share ratably in all assets legally available for distribution after payment of all debts and other liabilities.

PREFERRED STOCK

     The Board of Directors, by unanimous consent, are authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 1,000,000 shares of preferred stock in one or more series and to fix the relative rights, preferences and limitations of the shares within each series, including the dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights and the number of shares constituting any series. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting and other rights of holders of Common Stock and, under certain circumstances, make it more difficult or costly for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company. The Company has no present plans to issue any shares of preferred stock.

STATUTORY BUSINESS COMBINATION PROVISION

     Upon consummation of the Offering, the Company will be subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by person who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or amendment to the Certificate of Incorporation shall not become effective until 12 months after the date that it is adopted. The Company has not adopted such an amendment to the Certificate of Incorporation or By-laws.

LIMITATION ON DIRECTORS' LIABILITIES AND INDEMNIFICATION

     Pursuant to the Company's Certificate of Incorporation and under Delaware laws, directors of the Company are not liable to the Company or its stockholders for monetary damages, for breach of fiduciary duty, except for liability in connection with a breach of duty of loyalty, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for dividend payments or stock repurchases illegal under Delaware law or any transaction in which a director has derived an improper personal benefit.

     The Company's Certificate of Incorporation provides for mandatory indemnification of directors and officers of the Company against any expense, liability and loss to which they become subject, or which they may incur as a result of having been a director or officer of the Company. In addition, the Company must advance or reimburse directors and officers for expenses incurred by them in connection with certain claims.

     In addition to the indemnification provision in the Certificate of Incorporation, the Company will enter into an Indemnification Agreement with each of its directors and executive officers in the belief that such individuals may become unwilling to serve the Company without assurances that adequate liability insurance, indemnification or a combination thereof is, and will continue to be, provided to them.

POTENTIAL ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Certificate of Incorporation and By-laws of the Company contain provisions that could have an anti-takeover effect. The provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in the policies formulated by the Board. These provisions also are intended to help ensure that the Board, if confronted by an unsolicited proposal from a third party which has acquired a block of stock of the Company, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interest of the stockholders.

     The Certificate of Incorporation provides that the Board be divided into three classes of directors serving staggered three year terms. The classification of the Board has the effect of making it more difficult for stockholders to change the composition of the Board in a relatively short period of time. At least two annual meetings of stockholders, instead of one, generally will be required to effect a change in a majority of the Board. Such a delay may help ensure that the Board and the stockholders, if confronted with an unsolicited proposal by a stockholder attempting to force a stock repurchase at a premium above market, a proxy contest or an extraordinary corporate transaction, will have sufficient time to review the proposal and appropriate alternatives to the proposal and to act in what it believes to be the best interest of the stockholders. Directors, if any, elected by holders of preferred stock voting as a class, will not be classified as aforesaid. In addition, under Delaware law, in the case of a corporation having a classified board, stockholders may remove a director only for cause. This provision will preclude a stockholder from removing incumbent directors without cause.

     In addition, the Certificate of Incorporation restricts the ability of the stockholders to take any action by written consent by requiring the approval of two-thirds, instead of a majority, of the outstanding capital stock, and contains a fair price requirement, pursuant to which certain merger, combination or sale transaction proposals shall require the approval of two-thirds, instead of a majority, of the outstanding capital stock, unless the proposal is approved by two-thirds of the full Board of Directors or all holders of the then outstanding capital stock (other than the stockholder making the bid) receive cash in an amount at least equal to the highest price paid by the bidding stockholder for shares of the capital stock of the Company during the three year period preceding the date of such stockholder's offer or proposal. Such a provision may have the effect of deterring takeover offers. The Certificate of Incorporation also provides that the stockholders may not amend any of the foregoing provisions without the approval of two-thirds of the outstanding capital stock.

REGISTRATION RIGHTS

     Pursuant to the options (the "Options") to purchase an aggregate of 482,400 shares of Common Stock which were granted to Michael Pitkow, Marvin B. Sharfstein and Carol Cohn (the "Optionholders"), the Optionholders were granted the right to demand that the Company register the shares of Common Stock issuable upon the exercise of the Options at any time commencing nine months after the effective date of this Prospectus. In addition, the Optionholders have certain "piggy-back" registration rights. These registration rights expire on December 31, 2005, at the expiration of the Options.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Stock is                     .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 5,770,000 shares of Common Stock outstanding, 1,750,000 (2,012,500 if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or requirement of further registration under the Securities Act. All of the remaining 4,020,000 shares of Common Stock are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act.

     Upon completion of the Offering, no shares will be eligible for sale in the public market immediately following commencement of the offering, and, beginning 90 days after commencement of the Offering, 4,020,000 shares will become eligible for sale pursuant to Rule 144. Upon expiration of the lock-up agreements, no shares will become immediately eligible for sale without restriction pursuant to Rule 144(k) (described below), and approximately 4,020,000 shares will be eligible for sale subject to the timing, volume, and manner of sale restrictions of Rule 144. In addition, 542,400 additional shares of Common Stock subject to outstanding vested stock options could also be sold, subject in some cases to compliance with certain volume limitations as described below.

     In general, under Rule 144 a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "brokers transactions" or to market makers, within any three month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) one percent of the number of shares of Common Stock then outstanding (approximately 57,700 shares immediately after the completion of the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Pursuant to lock-up agreements, all of the Company's officers and directors, and all shareholders and certain option holders, including the Selling Shareholder, owning upon completion of the Offering, in the aggregate, 4,020,000 shares of Common Stock and options to purchase 582,400 shares of Common Stock, and the Company have executed agreements pursuant to which they have agreed that they will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the Employee Stock Plan or the Director Stock Plan. Prudential Securities Incorporated may in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

     Approximately 180 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering an aggregate of
approximately             shares of Common Stock (including the
shares subject to outstanding options) that have been reserved for issuance under its stock option and stock purchase plans, thus permitting the resale of such shares in the public market without restriction under the Securities Act.

     The holders of an aggregate of 482,400 shares of Common Stock (including shares issuable upon exercise of vested options) or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. See "Description of Capital Stock -- Registration Rights."

     Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Janney Montgomery Scott Inc. are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions contained in the underwriting agreement, (the "Underwriting Agreement") to purchase from the Company the number of shares of Common Stock set forth opposite their respective names:

                                                                    NUMBER
                                                                   OF SHARES
UNDERWRITER                                                        ---------

Prudential Securities Incorporated..........................
Janney Montgomery Scott Inc.................................
                                                                   ---------
     Total..................................................       1,750,000
                                                                   =========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the initial public offering price set forth on the cover page of this Prospectus; that the
Underwriters may allow to selected dealers a concession of $            per
share; and that such dealers may reallow a concession of $            per share
to certain other dealers. After the initial public offering, the offering price and the concessions may be changed by the Representatives.

     The Selling Shareholder has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 262,500 additional shares of Common Stock at the initial public offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option to purchase is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriters' name in the preceding table bears to 1,750,000.

     The Company and the Selling Shareholder have agreed to indemnify the several Underwriters and contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company and the Selling Shareholder that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The Company, its officers and directors, the Selling Shareholder, all other beneficial owners of the Common Stock and holders of options to purchase Common Stock have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock or any securities convertible into or exercisable or exchangeable for any shares of Common Stock or other capital stock of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Prudential Securities Incorporated may in its sole discretion, at any time and without notice, release all or any portion of the securities subject to such lock-up agreements.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in making such determination will be the prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the Underwriters by selling more Common Stock in connection with the Offering than they are committed to purchase from the Company and the Selling Shareholder, and in such case may purchase Common Stock in the open market following the closing of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 262,500 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Common Stock offered hereby will be passed upon for the Company by Fox, Rothschild, O'Brien & Frankel, LLP. Certain legal matters related to the Offering will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

     The financial statements as of March 31, 1997 and for the year ended March 31, 1997 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements as of March 31, 1996 and for each of the two years in the period ended March 31, 1996 included in this Prospectus have been so included in reliance on the report of SchmeltzeroMaster Group, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       CHANGE IN INDEPENDENT ACCOUNTANTS

     Effective as of May 30, 1997, the Company's Board dismissed SchmeltzeroMaster Group, P.C. and appointed Price Waterhouse LLP as the Company's independent accountants. The report of SchmeltzeroMaster Group, P.C. on the Company's combined financial statements as of March 31, 1996 and for each of the two years in the period then ended did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits for the years ended March 31, 1995 and 1996 and through May 30, 1997, there were no disagreements with SchmeltzeroMaster Group, P.C. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements if not resolved to the satisfaction of SchmeltzeroMaster Group, P.C. would have caused them to make reference thereto in their report on the financial statements for such years. Prior to retaining Price Waterhouse LLP, the Company had not consulted with Price Waterhouse LLP regarding the application of accounting principles or the type of audit opinion that might be rendered on the Company's financial statements.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement of Form S-1 under the Securities Act with respect to the Company's Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the Registration Statement and the exhibits and schedules thereto. The information so omitted, including exhibits and schedules, may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be examined without charge at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Such materials also may be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     The Company intends to furnish its shareholders with annual reports containing financial statements audited by independent accountants.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES
                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                               PAGE(S)
                                                              ----------
Reports of Independent Accountants..........................   F-2, F-3

FINANCIAL STATEMENTS

  Combined Balance Sheets...................................     F-4

  Combined Statements of Operations.........................     F-5

  Combined Statements of Stockholders' Equity...............     F-6

  Combined Statements of Cash Flows.........................     F-7

  Notes to Combined Financial Statements....................  F-8 - F-18

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
of Holt's Cigar Holdings, Inc. and Affiliates

In our opinion, the accompanying combined balance sheet and the related combined statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Holt's Cigar Holdings, Inc. and Affiliates at March 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Philadelphia, Pennsylvania
July 2, 1997

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Holt's Cigar Holdings, Inc. and Affiliates

       We have audited the accompanying combined balance sheet of Holt's Cigar Holdings, Inc. and Affiliates as of March 31, 1996 and the related combined statements of operations, stockholders' equity and cash flows for each of the two years in the period ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Holt's Cigar Holdings, Inc. and Affiliates as of March 31, 1996 and the results of its operations and its cash flows for each of the two years in the period ended March 31, 1996 in conformity with generally accepted accounting principles.

                                          Schmeltzer o Master Group, P.C.

                                          Certified Public Accountants

Wyncote, Pennsylvania
August 13, 1996

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

                            COMBINED BALANCE SHEETS

                                                MARCH 31,                         PRO FORMA
                                         -----------------------    JUNE 30,      JUNE 30,
                                            1996         1997         1997          1997
                                         ----------   ----------   -----------   -----------
                                                                          (UNAUDITED)
Current assets:
  Cash.................................  $  639,450   $  515,520   $  841,218    $  841,218
  Accounts receivable (net of allowance
     for doubtful accounts of $19,500,
     $34,500 and $40,000 (unaudited) at
     March 31, 1996, 1997, and June 30,
     1997..............................     464,740    1,235,669    1,186,607     1,186,607
  Inventory............................   1,557,207    2,583,877    2,623,277     2,623,277
  Loan receivable -- officer...........      18,830       23,396       23,396        23,396
  Prepaid expenses and other current
     assets............................      41,724       51,408       29,569        29,569
                                         ----------   ----------   ----------    ----------
     Total current assets..............   2,721,951    4,409,870    4,704,067     4,704,067
Property and equipment, net............     817,938      848,226    1,038,966     1,038,966
Deposits...............................       8,302       15,495       15,495        15,495
Goodwill...............................          --           --           --       244,340
Other assets (net of accumulated
  amortization of $120,770, $104,036
  and $111,314 (unaudited) at March 31,
  1996, 1997 and June 30, 1997.........     138,291      131,919      128,937       128,937
                                         ----------   ----------   ----------    ----------
Total assets...........................  $3,686,482   $5,405,510   $5,887,465    $6,131,805
                                         ==========   ==========   ==========    ==========
Current liabilities:
  Lines of credit......................  $    5,000   $       --   $       --    $       --
  Current portion of long-term debt....     148,666      129,441      122,470       122,470
  Accounts payable.....................     383,671      892,999      852,101       852,101
  Due to related party.................     504,000      713,800      491,000       491,000
  Accrued expenses and other current
     liabilities.......................     183,564      165,870       46,630        46,630
  Income taxes payable.................     462,300      296,351      399,309       399,309
  Stockholder distributions payable....          --           --           --     2,700,000
                                         ----------   ----------   ----------    ----------
     Total current liabilities.........   1,687,201    2,198,461    1,911,510     4,611,510
Long-term debt -- less current
  portion..............................     342,995      182,440      324,940       324,940
Deferred income taxes..................       3,400           --           --            --
Commitments
Stockholders' equity:
  Preferred stock (pro forma) no par
     value, 1,000,000 shares
     authorized, none
     issued............................          --           --           --            --
  Common stock (proforma) $.001 par
     value, 25,000,000 shares
     authorized, 4,020,000 issued and
     outstanding.......................      91,114       91,114       91,114         4,020
  Additional paid-in capital...........     303,607      303,607      303,607       585,041
  Retained earnings....................   1,308,165    2,679,888    3,306,294       606,294
                                         ----------   ----------   ----------    ----------
                                          1,702,886    3,074,609    3,701,015     1,195,355
  Treasury stock, 18,000 shares at
     cost..............................     (50,000)     (50,000)     (50,000)           --
                                         ----------   ----------   ----------    ----------
  Total stockholders' equity...........   1,652,886    3,024,609    3,651,015     1,195,355
                                         ----------   ----------   ----------    ----------
Total liabilities and stockholders'
  equity...............................  $3,686,482   $5,405,510   $5,887,465    $6,131,805
                                         ==========   ==========   ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF OPERATIONS

                                                                      THREE MONTHS ENDED
                                    YEAR ENDED MARCH 31,                   JUNE 30,
                            -------------------------------------   -----------------------
                               1995         1996         1997          1996         1997
                            ----------   ----------   -----------   ----------   ----------
                                                                          (UNAUDITED)
Net sales.................  $5,662,215   $9,466,848   $17,277,940   $3,450,249   $6,361,422
Cost of goods sold........   3,041,490    5,158,563     9,565,964    1,978,310    3,612,127
                            ----------   ----------   -----------   ----------   ----------
Gross profit..............   2,620,725    4,308,285     7,711,976    1,471,939    2,749,295
Operating expenses........   1,948,670    3,483,645     4,894,829    1,033,976    1,392,816
                            ----------   ----------   -----------   ----------   ----------
Income from operations....     672,055      824,640     2,817,147      437,963    1,356,479
Other income..............          --       21,610        31,976        3,951       13,933
                            ----------   ----------   -----------   ----------   ----------
Income before income tax
  expense.................     672,055      846,250     2,849,123      441,914    1,370,412
Income tax expense........     209,400      318,200       576,600       89,000      317,000
                            ----------   ----------   -----------   ----------   ----------
Net income................  $  462,655   $  528,050   $ 2,272,523   $  352,914   $1,053,412
                            ==========   ==========   ===========   ==========   ==========
Pro forma and supplemental
  pro forma income data
  (unaudited) (Note 15):
  Income before income tax
     expense, as
     reported.............                            $ 2,849,123   $  441,914   $1,370,412
  Pro forma amortization
     of goodwill..........                                 12,217        3,054        3,054
                                                      -----------   ----------   ----------
  Pro forma income before
     income tax expense...                              2,836,906      438,860    1,367,358
  Pro forma income
     taxes................                              1,135,000      176,000      547,000
                                                      -----------   ----------   ----------
  Pro forma net income....                            $ 1,701,906   $  262,860   $  820,358
                                                      ===========   ==========   ==========
  Pro forma net income per
     share................                            $       .41   $      .06   $      .20
                                                      ===========   ==========   ==========
  Pro forma weighted
     average number of
     shares...............                              4,164,356    4,164,356    4,164,356
  Supplemental pro forma
     net income...........                            $ 1,745,906   $  273,860   $  824,758
                                                      ===========   ==========   ==========
  Supplemental pro forma
     net income per
     share................                            $       .42   $      .07   $      .20
                                                      ===========   ==========   ==========
  Supplemental pro forma
     weighted average
     number of shares.....                              4,198,475    4,202,189    4,196,596

   The accompanying notes are an integral part of these financial statements.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

                  COMBINED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             ADDITIONAL
                                   COMMON     PAID-IN      RETAINED    TREASURY
                                    STOCK     CAPITAL      EARNINGS     STOCK       TOTAL
                                   -------   ----------   ----------   --------   ----------
Balance at March 31, 1994........  $91,100    $204,621    $  396,960   $(50,000)  $  642,681
  Net income.....................       --          --       462,655         --      462,655
  Issuance of common stock.......        7      49,493            --         --       49,500
                                   -------    --------    ----------   --------   ----------

Balance at March 31, 1995........   91,107     254,114       859,615    (50,000)   1,154,836
  Net income.....................       --          --       528,050         --      528,050
  Stockholders' distributions....       --          --       (79,500)        --      (79,500)
  Issuance of common stock.......        7      49,493            --         --       49,500
                                   -------    --------    ----------   --------   ----------

Balance at March 31, 1996........   91,114     303,607     1,308,165    (50,000)   1,652,886
  Net income.....................       --          --     2,272,523         --    2,272,523
  Stockholders' distributions....       --          --      (900,800)        --     (900,800)
                                   -------    --------    ----------   --------   ----------

Balance at March 31, 1997........   91,114     303,607     2,679,888    (50,000)   3,024,609
  Net income (unaudited).........       --          --     1,053,412         --    1,053,412
  Stockholders' distributions
     (unaudited).................       --          --      (427,006)        --     (427,006)
                                   -------    --------    ----------   --------   ----------

Balance at June 30, 1997
  (unaudited)....................  $91,114    $303,607    $3,306,294   $(50,000)  $3,651,015
                                   =======    ========    ==========   ========   ==========

   The accompanying notes are an integral part of these financial statements.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                         THREE MONTHS ENDED
                                                         YEAR ENDED MARCH 31,                 JUNE 30,
                                                   --------------------------------   -------------------------
                                                     1995       1996        1997         1996          1997
                                                   --------   --------   ----------   -----------   -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income.....................................  $462,655   $528,050   $2,272,523    $352,914     $1,053,412
  Adjustments to reconcile net income to net cash
    provided by operations:
    Allowance for doubtful accounts..............     3,215     11,785       15,000          --          5,500
    Depreciation and amortization................    54,102    114,758      140,852      30,256         28,797
    Deferred income taxes........................        --      3,400       (3,400)         --             --
    (Increase) decrease in:
      Accounts receivable........................  (261,663)  (147,803)    (785,929)   (244,688)        43,562
      Inventory..................................  (191,982)  (462,918)  (1,026,670)      6,785        (39,400)
      Prepaid expenses and other current
         assets..................................   (34,543)    22,115       (9,684)    (14,217)        21,839
      Deposits...................................    (1,560)     1,721       (7,193)     (5,607)            --
    Increase (decrease) in:
      Accounts payable and due to related
         party...................................   236,937    209,241      719,122      92,534       (262,363)
      Accrued expenses and other current
         liabilities.............................    62,458    134,423      (17,694)     32,328       (119,240)
      Income taxes payable.......................   209,400    254,200     (165,949)   (161,177)       102,958
                                                   --------   --------   ----------    --------     ----------
         Net cash provided by operating
           activities............................   539,019    668,972    1,130,978      89,128        835,065
                                                   --------   --------   ----------    --------     ----------
Cash flows from investing activities:
  Purchase of property, equipment and other
    assets.......................................  (256,061)   (61,948)    (142,762)    (21,194)      (217,896)
  Proceeds from (advances on) loan receivable --
    officer......................................    12,120    (18,830)      (4,566)     (4,566)            --
                                                   --------   --------   ----------    --------     ----------
         Net cash used in investing activities...  (243,941)   (80,778)    (147,328)    (25,760)      (217,896)
                                                   --------   --------   ----------    --------     ----------
Cash flows from financing activities:
  Net (payments) proceeds from lines of credit...  (194,198)     5,000       (5,000)         --             --
  Payments on long-term debt.....................   (20,755)   (41,442)    (201,780)    (77,299)       (34,465)
  Payments on loan payable -- officer............    48,218    (48,218)          --          --             --
  Proceeds from issuance of common stock.........    49,500         --           --          --             --
  Stockholder distributions......................        --    (79,500)    (900,800)   (135,000)      (427,006)
  Proceeds from long-term debt...................        --         --           --          --        170,000
                                                   --------   --------   ----------    --------     ----------
         Net cash used in financing activities...  (117,235)  (164,160)  (1,107,580)   (212,299)      (291,471)
                                                   --------   --------   ----------    --------     ----------
Net (decrease) increase in cash..................   177,843    424,034     (123,930)   (148,931)       325,698
Cash -- beginning of the year....................    37,573    215,416      639,450     639,450        515,520
                                                   --------   --------   ----------    --------     ----------
Cash -- end of the year..........................  $215,416   $639,450   $  515,520    $490,519     $  841,218
                                                   --------   --------   ----------    --------     ----------
Supplemental disclosures:
  Interest paid..................................  $ 18,486   $ 50,048   $   73,184    $ 15,569     $    7,467
                                                   ========   ========   ==========    ========     ==========
  Income taxes paid (refunded)...................  $(14,749)  $ 60,594   $  487,739    $145,000     $  325,150
                                                   ========   ========   ==========    ========     ==========
Supplementary information regarding
  non-cash investing and financing
  activities:
  Non-cash acquisition of property...............  $  4,709   $574,634   $   22,000    $ 20,000     $       --
                                                   ========   ========   ==========    ========     ==========
  Non-cash disposition of property...............  $     --   $(50,829)  $       --    $     --     $       --
                                                   ========   ========   ==========    ========     ==========

   The accompanying notes are an integral part of these financial statements.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

     The accompanying combined financial statements include the historical accounts of Holt's Cigar Company, Inc., Ashton Distributors, Inc. and Ashton Holdings, Inc. all of which are controlled by a single stockholder (together the "Company") and reflect their combined financial position, results of operations and cash flows after elimination of intercompany accounts and transactions. The Company is engaged in the wholesale and retail sale of premium cigars and cigar-related accessories.

     The combined financial statements have been presented as if the Company had operated as a single combined entity for all periods presented. Such financial statements may not necessarily present the financial position, results of operations and cash flows the Company would have reported as a single entity because in part, Ashton Distributors, Inc. is a Subchapter S Corporation and the Subchapter S election will terminate upon consummation of the Company's reorganization. (See Note 15 for unaudited combined pro forma financial information.)

  Corporate Reorganization (unaudited)

     In conjunction with the Company's initial public offering, the companies will be reorganized in a transaction among entities under common control. Prior to the reorganization, the controlling stockholder owned 100% of the outstanding common stock of both Holt's Cigar Company, Inc. and Ashton Distributors, Inc. and 60% of the outstanding common stock of Ashton Holdings, Inc. Ashton Holdings, Inc. which changed its name to Holt's Cigar Holdings, Inc., will acquire all the outstanding common stock of Holt's Cigar Company, Inc. and Ashton Distributors, Inc. The assets acquired and liabilities assumed of Holt's Cigar Company, Inc. and Ashton Distributors, Inc. are reflected in the unaudited proforma combined balance sheet at historical costs except for the ownership interests (represented by options) held by individuals other than the controlling stockholder or his immediate family which have been recorded as the acquisition of minority interests at estimated fair value.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying disclosures at the date of the financial statements. Differences from those estimates, if any, are recorded in the period they become known.

  Inventory

     Inventory is stated at the lower of average cost or market. Cost is determined by the first-in first-out method. Inventory is composed of finished goods held for re-sale.

  Concentration of Credit Risk

     Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of cash and trade accounts receivable. The Company places its temporary cash investments with high credit quality financial institutions to limit its credit exposure. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, their dispersion across different geographic areas and generally short payment terms.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)

  Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     The carrying amounts of cash, accounts receivable, other current assets, accounts payable, accrued expenses and other liabilities approximate fair value because of the short maturity of those instruments.

     The carrying amount of long-term debt approximates fair value, as the interest rates on the debt approximate rates currently available to the Company for debt with similar terms and remaining maturities.

  Property and Equipment

     Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the asset are capitalized. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the related assets. Useful lives range from five to thirty-nine years.

  Long-lived Assets

     In March 1995, Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", was issued. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. During 1997, the Company adopted this statement and determined that no impairment loss need be recognized for applicable assets of continuing operations.

  Revenue Recognition

     Sales are recognized upon shipment of products.

  Cost of Goods Sold

     Cost of goods sold comprises the following:

                                            YEAR ENDED MARCH 31,
                                    ------------------------------------   THREE MONTHS ENDED
                                       1995         1996         1997        JUNE 30, 1997
                                    ----------   ----------   ----------   ------------------
                                                                              (UNAUDITED)
Beginning inventory...............  $  902,307   $1,094,289   $1,557,207      $ 2,583,877
Purchases from:
  Related party supplier
     (Notes 11 and 12)............   1,020,929    1,853,269    3,631,481        1,479,478
  Other suppliers.................   2,212,543    3,768,212    6,961,153        2,172,049
Less: ending inventory............  (1,094,289)  (1,557,207)  (2,583,877)      (2,623,277)
                                    ----------   ----------   ----------      -----------
Cost of goods sold................  $3,041,490   $5,158,563   $9,565,964      $ 3,612,127
                                    ==========   ==========   ==========      ===========

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)

  Stock Options

     The Company applies Accounting Principles Board (APB) Opinion 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans.

  Net Income Per Share

     Net income per share is presented on a pro forma basis only. See Note 15.

  Income Taxes

     The Company utilizes the liability method of accounting for income taxes. Under this method, deferred tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     Holt's Cigar Company, Inc. (Holt's) and Ashton Holdings, Inc. (Holdings) are subchapter C corporations and therefore subject to federal and state corporate income taxes.

     Ashton Distributors, Inc. (Ashton) has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and Pennsylvania Tax Reform Code. Under these provisions, Ashton does not pay federal or state income taxes on its taxable income. Instead, Ashton's income, losses and credits are included in the individual tax return of Ashton's stockholder.

  Interim Financial Statements

     The interim financial data is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim period and are prepared on the same basis as the audited annual financial statements.

  Advertising

     The Company expenses the cost of advertising and promotions as incurred. Advertising and promotions costs amounted to $228,029, $328,111, $329,057 and $111,064 (unaudited) for the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997, respectively.

  Recently Issued Accounting Standards

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). This Statement establishes a fair value method of accounting for, or disclosing, stock-based compensation plans. The Company adopted the disclosure provisions of SFAS No. 123 which require disclosing the pro forma effect on net income and earnings per share of the fair value method of accounting for stock-based compensation. The adoption of the disclosure provisions did not affect the Company's combined financial condition, results of operations, or cash flows. See Note 13.

     In February 1997, the FASB issued Statement No. 128, "Earnings Per Share" ("SFAS No. 128"). This statement requires companies to present basic earnings per share, and if applicable, diluted earnings per share instead of primary and fully diluted earnings per share. Basic earnings per share include the weighted average number of common shares outstanding during the period, and does not include common stock equivalents. Under SFAS No. 128, diluted earnings per share include the weighted average number of shares outstanding and common stock equivalents. SFAS No. 128 must be adopted by the Company in the third quarter of fiscal year 1998. Early adoption of SFAS No. 128 is

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
   POLICIES -- (CONTINUED)

not permitted. Adoption of SFAS 128 is not expected to have material effect on the Company's earnings per share.

2. LOAN RECEIVABLE -- OFFICER

     Loan receivable -- officer represents a short-term advance to an officer with no interest being charged.

3. INCOME TAXES

     As discussed in Note 1, the Company utilizes the liability method of accounting for income taxes in accordance with SFAS 109. The effective tax rates differ from the statutory rate primarily due to the Company's historical corporate structure. The income recorded in Ashton Distributors, Inc. was not subject to corporate taxation, rather the tax consequences were the responsibility of the individual stockholder, resulting in a permanent difference. The historical income tax expense is detailed as follows on a separate company basis, after the effects of eliminations:

     For the year ended March 31, 1997:

                               HOLT'S CIGAR          ASHTON             ASHTON
                               COMPANY, INC.   DISTRIBUTORS, INC.   HOLDINGS, INC.    COMBINED
                               -------------   ------------------   --------------   ----------
Income (loss) before income
  tax expense................   $1,399,619         $1,603,634         $(154,130)     $2,849,123
  Current tax provision
     Federal income tax......      435,000                 --                --         435,000
     State income tax........      141,600                 --                --         141,600
                                ----------         ----------         ---------      ----------
Income tax expense...........      576,600                 --                --         576,600
                                ----------         ----------         ---------      ----------
Net income (loss)............   $  823,019         $1,603,634         $(154,130)     $2,272,523
                                ==========         ==========         =========      ==========

     For the year ended March 31, 1996:

                                HOLT'S CIGAR          ASHTON             ASHTON
                                COMPANY, INC.   DISTRIBUTORS, INC.   HOLDINGS, INC.   COMBINED
                                -------------   ------------------   --------------   --------
Income (loss) before income
  tax expense.................    $752,139           $261,512          $(167,401)     $846,250
Current tax provision
  Federal income tax..........     237,500                 --                 --       237,500
  State income tax............      77,300                 --                 --        77,300
Deferred income taxes.........       3,400                 --                 --         3,400
                                  --------           --------          ---------      --------
Income tax expense............     318,200                 --                 --       318,200
                                  --------           --------          ---------      --------
Net income (loss).............    $433,939           $261,512          $(167,401)     $528,050
                                  ========           ========          =========      ========

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

     For the year ended March 31, 1995:

                                HOLT'S CIGAR          ASHTON             ASHTON
                                COMPANY, INC.   DISTRIBUTORS, INC.   HOLDINGS, INC.   COMBINED
                                -------------   ------------------   --------------   --------
Income (loss) before income
  tax expense.................    $494,210           $296,531          $(118,686)     $672,055
Current tax provision
  Federal income tax..........     160,400                 --                 --       160,400
  State income tax............      49,000                 --                 --        49,000
                                  --------           --------          ---------      --------
Income tax expense............     209,400                 --                 --       209,400
                                  --------           --------          ---------      --------
Net income (loss).............    $284,810           $296,531          $(118,686)     $462,655
                                  ========           ========          =========      ========

     The historical losses in Ashton Holdings, Inc. result in a net operating loss carryforward for tax purposes of $63,000. The tax loss carryforward is less than the historical book losses due to the effects of the elimination of intercompany transactions. The Company has recorded a valuation allowance against the entire deferred tax asset of $25,830.

4. PROPERTY AND EQUIPMENT, NET

     Property and equipment is detailed as follows:

                                                   MARCH 31,
                                             ---------------------    JUNE 30,
                                               1996        1997         1997
                                             --------   ----------   -----------
                                                                     (UNAUDITED)
Equipment..................................  $122,295   $  223,963   $  240,238
Furniture and fixtures.....................   185,800      205,800      205,800
Leasehold improvements.....................   617,224      636,638      832,622
                                             --------   ----------   ----------
                                              925,319    1,066,401    1,278,660
Accumulated depreciation...................  (107,381)    (218,175)    (239,694)
                                             --------   ----------   ----------
Property and equipment, net................  $817,938   $  848,226   $1,038,966
                                             ========   ==========   ==========

     Depreciation expense amounted to $16,768, $80,049, $110,794 and $21,519 (unaudited) in the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997, respectively.

5. STOCKHOLDERS' EQUITY

     Stockholders' equity comprised the following:

                                                           MARCH 31,
                                                    -----------------------    JUNE 30,
                                                       1996         1997         1997
                                                    ----------   ----------   -----------
                                                                              (UNAUDITED)
Common stock
  Holt's Cigar Company, Inc. -- No par value, $1
     stated value, 100,000 shares authorized,
     90,000 shares issued and 72,000
     outstanding..................................  $   90,000   $   90,000   $   90,000
  Ashton Holdings, Inc. -- $.01 par value, 20,000
     shares authorized, 10,000 shares issued and
     outstanding..................................         114          114          114
  Ashton Distributors, Inc. -- No par value, 1,000
     shares authorized, issued and outstanding....       1,000        1,000        1,000
                                                    ----------   ----------   ----------
                                                    $   91,114   $   91,114   $   91,114
                                                    ==========   ==========   ==========

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

                                                           MARCH 31,
                                                    -----------------------    JUNE 30,
                                                       1996         1997         1997
                                                    ----------   ----------   -----------
                                                                              (UNAUDITED)
Additional paid-in capital
  Holt's Cigar Company, Inc.......................  $    4,721   $    4,721   $    4,721
  Ashton Holdings, Inc............................     298,886      298,886      298,886
                                                    ----------   ----------   ----------
                                                    $  303,607   $  303,607   $  303,607
                                                    ==========   ==========   ==========
Retained earnings (accumulated deficit)
  Holt's Cigar Company, Inc.......................  $1,196,096   $2,019,115   $2,474,395
  Ashton Holdings, Inc............................    (149,572)    (303,702)    (392,693)
  Ashton Distributors, Inc........................     261,641      964,475    1,224,592
                                                    ----------   ----------   ----------
                                                    $1,308,165   $2,679,888   $3,306,294
                                                    ==========   ==========   ==========

6. OTHER ASSETS

     Other assets include several intangible assets including restrictive covenants, trademarks, trade name, customer list and organization costs. The assets are being amortized over periods ranging from five to twenty years.

7. BORROWINGS

  Lines of Credit

     The Company maintained a line of credit of $200,000 with a bank, payable on demand of which $5,000 was outstanding at March 31, 1996. Interest was payable at the bank's prime rate (8.25% at March 31, 1996) plus 1%. The line was collateralized by the personal guarantee of a stockholder. The line was terminated in 1997.

     The Company maintains another line of credit of $400,000 with a bank, payable on demand of which no amounts were outstanding at March 31, 1996 and 1997. Interest is payable at the bank's prime rate (8.5% at both March 31, 1997 and 1996). The line is collateralized by Company assets and the personal guarantee of a stockholder.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

  Long-term Debt

     Long-term debt consists of the following:

                                                                    MARCH 31,
                                                              ---------------------    JUNE 30,
                                                                1996        1997         1997
                                                              ---------   ---------   -----------
                                                                                      (UNAUDITED)
Note payable -- bank -- due in monthly payments of $1,042
  plus interest at the bank's prime rate (8.25% at both
  March 31, 1997 and 1996) plus 1%, collateralized by
  inventory, property and the guarantee of a stockholder.     $  36,450   $  22,894    $  18,726
  Payments extend through February, 1999....................
Notes payable -- equipment -- due in various monthly
  payments ranging from $148 to $709 including interest from
  9.9% to 14%, collateralized by equipment. Payments extend
  through March, 1999.......................................     22,273      25,841       21,803
Note payable -- bank-- due in monthly payments of $1,208
  including interest at 8.5% (using a twenty-five year
  amortization), collateralized by a second mortgage on the
  retail location property owned by the stockholder, an
  insurance policy on the life of a stockholder and the
  guarantee of a stockholder. In June, 2000 the interest
  rate changes to the prime rate plus 1%. Payments extend
  through June, 2020........................................    148,811     147,078      146,613
Note payable -- bank -- due in monthly payments of $4,042
  including interest at 9%. Monthly payments increased to
  $9,470 in September, 1996. Collateralized by the
  assignment of rents on the real property at the retail
  location, accounts receivable, inventory and a mortgage on the retail location property, along with the guarantee of
  a stockholder. Payments extend through April, 1998........    284,127     116,068       90,268
Note payable -- bank -- construction loan agreement --
  Maximum amount available -- $450,000. Interest is charged
  at 8.75% for the initial thirty months, prime plus .25%
  for the next thirty months, adjusted thereafter based on
  prime for each thirty month period. Payable over a ten and a half year period. First six monthly payments interest
  only -- monthly installments of principal and accrued
  interest begin January 1, 1998. Secured by a third lien on the accounts receivable, inventory and property and
  guaranteed by a stockholder. Payments extend through
  December, 2008............................................         --          --      170,000
                                                              ---------   ---------    ---------
  Total.....................................................    491,661     311,881      447,410
  Less: current portion.....................................   (148,666)   (129,441)    (122,470)
                                                              ---------   ---------    ---------
  Long-term debt............................................  $ 342,995   $ 182,440    $ 324,940
                                                              =========   =========    =========

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

     The following is a schedule of long-term debt maturities as of March, 31, 1997:

           1998..............................  $129,441
           1999..............................    39,734
           2000..............................     2,492
           2001..............................     2,712
           2002..............................     2,951
           Thereafter........................   134,551
                                               --------
                                               $311,881
                                               ========

     Total interest expense amounted to $18,486, $50,048, $73,184 and $7,467 (unaudited) for the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997, respectively.

8. LEASE COMMITMENTS

     The Company leases warehouse space in Philadelphia under a noncancelable operating lease expiring in December, 1998. The lease also requires payment of the tenant's common area maintenance expenses. The Company also leases retail space from a stockholder under an operating lease expiring in October, 2004. The lease includes a five year renewal option.

     The Company leases various office and warehouse equipment and an automobile under operating leases expiring through April, 2002. The Company entered into an operating lease agreement for a new office and warehouse facility in Philadelphia expiring in June, 2002 with one five year renewal option.

     The following is a schedule of future minimum rental payments required under the above operating leases as of March 31, 1997:

               1998..............................  $161,976
               1999..............................  $181,896
               2000..............................  $158,400
               2001..............................  $153,303
               2002..............................  $152,268

     Rental expense amounted to $67,244, $100,008, $103,044 and $31,898
(unaudited) for the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997, respectively.

9. PROFIT SHARING PLAN

     The Company sponsors a 401(k) contributory qualified profit sharing plan covering substantially all of its employees. Under the Plan, the Company's contributions are based upon the employee's elective deferral contribution. The Company's contribution is equal to 50% of the employee's contribution up to 6% of the employee's pre-tax salary. Contributions for the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997, amounted to $8,397, $18,463, $23,233 and $6,442 (unaudited), respectively.

10. MAJOR SUPPLIERS

     During fiscal years 1995, 1996 and 1997, the Company purchased approximately 37%, 39% and 47%, respectively, of its cigars from one supplier. At March 31, 1996, 1997 and June 30, 1997, amounts due to the supplier were approximately $504,000, $713,800 and $491,000 (unaudited), respectively and are included in due to related party. This supplier is a company controlled by an affiliate of a stockholder of the Company. During fiscal 1997, approximately 18% of the Company's

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES purchases were from one other supplier. At March 31, 1997, approximately $256,000 was due to the other supplier and included in accounts payable.

11. COMMITMENTS

     The Company is required to pay royalties to an unaffiliated individual related to the purchase of the "Ashton" name. Royalties are based on 1% of all purchases of cigars bearing the Ashton name through January 1, 2000. Royalties incurred for the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997 were $12,000, $16,150, $31,616 and $16,190 (unaudited), respectively.

     The Company has guaranteed certain debt of the controlling stockholder. The balance on such debt was $443,714 and $436,783 at March 31, 1996 and 1997, respectively.

     The Company has certain employment contracts for executives which extend for up to five years.

12. RELATED PARTY TRANSACTIONS

     The Company has a loan receivable due from the controlling stockholder (see
Note 2).

     The controlling stockholder guarantees certain debt of the Company (see
Note 7).

     The Company guarantees certain debt of the controlling stockholder (see
Note 11).

     The Company paid rent of approximately $0, $48,000, $54,000 and $18,750 (unaudited) to the controlling stockholder for the years ended March 31, 1995, 1996 and 1997 and the three months ended June 30, 1997, respectively (see Note
8).

     The major supplier mentioned in Note 10 is a company controlled by a stockholder of the Company. Amounts due to the related party are separately shown on the face of the balance sheet.

13. STOCK OPTIONS

     Effective January 1, 1996, three individuals were granted stock options to purchase common stock of each of the three companies at estimated fair market value. The individuals were an employee, an outside director, and a member of the controlling stockholder's immediate family, respectively. After giving effect to the reorganization, an aggregate of 482,400 shares are issuable pursuant to these options at an exercise price of $.50 per share. The Company has adopted the disclosure-only provisions of SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The options expire on December 31, 2005. If the Company had elected to recognize compensation cost consistent with the method prescribed by SFAS 123, net income and earnings per share would not have been significantly different than reported. The controlling stockholder has agreed that upon exercise of any such options he will contribute to the capital of the Company one share of common stock for each share purchased pursuant to those options.

14. CAPITAL STRUCTURE (UNAUDITED)

     As discussed in Note 1, the Company reorganized in September 1997. After the reorganization, Holt's Cigar Holdings, Inc. has one class of common stock with a par value of $.001. The Company, after reorganization, will have options outstanding for the purchase of 711,900 shares of common stock. In addition, the Company is authorized to issue 1,000,000 shares of preferred stock, the features of which are subject to designation by the Board of Directors.

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

15. PRO FORMA AND SUPPLEMENTAL INFORMATION (UNAUDITED)

  Pro Forma Balance Sheet Information

     The unaudited pro forma balance sheet reflects the S Corporation estimated distribution of $2,700,000 and the related effects of the revised capital structure including the termination of the Company's S Corporation status assuming such termination had occurred at June 30, 1997. No deferred taxes resulted from such termination.

     The pro forma balance sheet also includes the goodwill resulting from the application of purchase accounting to option holder minority interests in Holt's Cigar Company, Inc. and Ashton Distributors, Inc. acquired in the reorganization described in Note 1 utilizing an estimated $13.00 per share offering price. The pro forma balance sheet includes reclassifications of certain stockholders' equity accounts to reflect the Company's capital structure after the reorganization.

  Pro Forma Income Before Income Taxes

     Pro forma net income per share is based on net income per share decreased to give effect to the increased amortization costs of $12,217 for the year ended March 31, 1997 and $3,054 for the three months ended June 30, 1997, and which would have resulted if the goodwill created at the reorganization had existed at March 31, 1996. Such goodwill is being amortized over 20 years.

  Pro Forma Income Taxes

     As discussed in Note 1 and reported in Note 3, Ashton Distributors, Inc. does not pay federal or state income tax. Upon consummation of the reorganization Ashton will terminate its S Corporation status and be subject to federal and state income taxes. The pro forma provision for income taxes represents the income tax provisions that would have been reported had the Company been a combined C Corporation during the year ended March 31, 1997 and the three months ended June 30, 1997:

                                                    YEAR ENDED     THREE MONTHS ENDED
                                                  MARCH 31, 1997     JUNE 30, 1997
                                                  --------------   ------------------
                                                                      (UNAUDITED)
Pro forma income before taxes...................    $2,836,906         $1,367,358
  Current tax provisions
     Federal income tax.........................       965,000            465,000
     State income tax...........................       170,000             82,000
                                                    ----------         ----------
     Income tax expense.........................     1,135,000            547,000
                                                    ----------         ----------
Pro forma net income............................    $1,701,906         $  820,358
                                                    ==========         ==========

                   HOLT'S CIGAR HOLDINGS, INC. AND AFFILIATES

15. PRO FORMA AND SUPPLEMENTAL INFORMATION (UNAUDITED) -- (CONTINUED)

     The reconciliation between the effective pro forma income tax rate and the U.S. federal statutory rate is as follows:

                                                    YEAR ENDED     THREE MONTHS ENDED
                                                  MARCH 31, 1997     JUNE 30, 1997
                                                  --------------   ------------------
U.S. Federal taxes at statutory rate............       34.0%              34.0%
State and local taxes, net......................        5.9                6.3
                                                       ----               ----
Income tax provision............................       39.9%              40.3%
                                                       ====               ====

  Pro Forma Net Income Per Share

     The computation of pro forma earnings per share is based on the weighted average number of outstanding common shares during the period plus common stock equivalents, if dilutive. Pursuant to the requirements of the Securities and Exchange Commission, the weighted average number of outstanding common shares includes the effects of the incremental number of shares required to fund distributions to the shareholder of Ashton Distributors, Inc. in excess of earnings for the preceding 12 months (including the estimated distribution of $2,700,000). As discussed in Note 1, the Company reorganized in September 1997. After the reorganization, Holt's Cigar Holdings, Inc. has one class of common stock with a par value of $.001. As discussed in Note 13, the Company, after reorganization, will have options outstanding for the purchase of 482,400 shares of common stock. The controlling stockholder has agreed that upon exercise of any such options he will contribute to the capital of the Company one share of common stock for each share purchased pursuant to those options, thereby reducing his ownership interest. Historical net income per share data has not been presented since such amounts are not deemed to be meaningful due to the significant change in the Company's capital structure which is to occur in connection with the Offering.

  Supplemental Pro Forma Net Income Per Share

     The supplemental pro forma net income per share is based on pro forma net income, (i) increased to give effect to the reduction in interest costs of $44,000 for the year ended March 31, 1997, $11,000 for the three months ended June 30, 1996, $4,400 for the three months ended June 30, 1997 (net of the applicable income taxes), which would have resulted assuming the application of a portion of the net proceeds from the Offering were used to repay certain indebtedness of the Company and (ii) divided by proforma weighted average shares plus the incremental shares issued to repay the debt.

16. SUBSEQUENT EVENTS (UNAUDITED)

     In September 1997, the Board of Directors approved an Employee Stock Option Plan. The plan allows for options to purchase up to 300,000 shares of common stock to be granted, at their fair market value on the date of grant. The Company expects to grant options to purchase an aggregate of 169,500 shares at the effective date of the Offering.

     In September 1997, the Board of Directors approved a "Non-Management Directors Stock Option Plan" which allows for options to purchase up to 180,000 shares. The Company expects to grant outside directors options to purchase an aggregate of 60,000 shares at the effective date of the Offering. Such options will vest immediately and will be granted at their fair market value on the date of grant.

================================================================================

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY THE SHARES OF COMMON STOCK BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL               , 1997, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED
SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----

Prospectus Summary..............................     3
Risk Factors....................................     8
Reorganization of the Company...................    16
Use of Proceeds.................................    17
Dividend Policy.................................    17
Capitalization..................................    18
Dilution........................................    19
Selected Financial Data.........................    20
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................    22
Business........................................    26
Management......................................    36
Certain Transactions............................    40
Principal and Selling Shareholders..............    41
Description of Capital Stock....................    42
Shares Eligible for Future Sale.................    45
Underwriting....................................    47
Legal Matters...................................    48
Experts.........................................    48
Change in Independent Accountants...............    49
Additional Information..........................    49
Index to Financial Statements...................   F-1


                                1,750,000 Shares

                                  HOLT'S CIGAR
                                 HOLDINGS, INC.

                                  Common Stock

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                       PRUDENTIAL SECURITIES INCORPORATED

                          JANNEY MONTGOMERY SCOTT INC.

                               November   , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The estimated expenses in connection with the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, are itemized below.

Securities and Exchange Commission registration fee.........  $  8,538
NASD filing fee.............................................     3,318
Nasdaq National Market listing fee..........................    50,000
Accounting Fees and Expenses................................   150,000
Legal fees and expenses.....................................   175,000
Printing and engraving expenses.............................   120,000
Blue Sky fees and expenses (including legal fees)...........     2,500
Transfer Agent and Registrar fees and expenses..............    10,000
Miscellaneous...............................................    30,644
                                                              --------
     Total..................................................  $550,000

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final disposition of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys' fees) which he actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     The Company's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their fiduciary duty to the maximum extent permitted by the DGCL. The DGCL does not permit liability to be eliminated (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided in Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. In addition, as permitted in Section 145 of the DGCL, the Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL, including those circumstances in which indemnification would otherwise be discretionary, subject to certain exceptions. The By-Laws also provide that the Company shall advance expenses to directors and officers incurred in connection with an action or proceeding as to which they may be entitled to indemnification, subject to certain exceptions.

     The indemnification provisions in the Company's Certificate of Incorporation and By-Laws may permit indemnification for liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company currently expects to carry director and officer liability insurance following this offering.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the following shares were sold by the Company without registration under the Securities Act of 1933, as amended (the "Act"). All references to shares of the Company's Common Stock give effect to the Reorganization.

     The Company relied on the exemption from registration set forth in Section 4(2) of the Act. No fees were paid in connection with the foregoing sales of securities.

     During December 1995, the Company sold 234,497 shares of Common Stock for an aggregate purchase price of $49,500 to Fuente Investment Partnership pursuant to the exercise of an option.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENTS

(a) Exhibits:

1        Form of Underwriting Agreement
2        Plan of Reorganization*
3.1      Amended Articles of Incorporation*
3.2      By-Laws*
4        Form of Option Agreement*
5        Opinion re: Legality and Consent of Fox, Rothschild, O'Brien
         & Frankel, LLP*
10.1     Employment Agreement dated October 1, 1997, with Robert G.
         Levin*
10.2     Employment Agreement dated October 1, 1997, with Michael
         Pitkow*
10.3     Employment Agreement dated October 1, 1997, with Robert H.
         Levitt*
10.4 Private Label Manufacturing Agreement dated April 1997 between Ashton Distributors, Inc. and Fuente Cigar Ltd.*
10.5 Exclusive Distributorship Agreement dated between Ashton Distributors, Inc. and Fuente Cigar Ltd.*
10.6     Lease Agreement dated March 20, 1997 between the Company and
         P. D'Andrea, Inc.*
10.7 Lease Agreement between Robert G. Levin and Suzanne J. Levin and Holt's Cigar Company Inc. dated as of November 1, 1994*
10.8 License Agreement dated May 4, 1993 between Ashton Holdings Inc. and William Ashton Taylor*
10.9     1997 Employee Stock Option Plan
10.10    Non-Management Director Stock Plan
10.11    Shareholder Agreement*

11.1     Computation of Pro Forma Net Income Per Share
11.2     Computation of Supplemental Pro Forma Net Income Per Share
16       Letter re change in certifying accountant
23.1     Consent of Schmeltzer Master Group, P.C.
23.2     Consent of Price Waterhouse LLP
23.3     Consent of Fox, Rothschild, O'Brien & Frankel, LLP, included as Exhibit 5*
27       Financial Data Schedule

------------------
* To be filed by amendment.

(b) No Financial Statements Schedules are filed as part of this Registration Statement

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned registrant hereby undertakes that:

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on September 24, 1997.

                                          HOLT'S CIGAR HOLDINGS, INC.

                                          By: /s/  ROBERT G. LEVIN
                                              ----------------------------------
                                              Robert G. Levin,
                                              Chairman of the Board, Chief
                                              Executive
                                              Officer and President

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert G. Levin and Michael Pitkow, and each or any of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and other registration statements and amendments thereto relating to the Offering contemplated by this Registration Statement (including registration statements under Rule 462 promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act of 1933, this Registration Statement on Form S-1 has been signed by the following persons in their capacities and on the date signed.

           SIGNATURE                                TITLE                            DATE
           ---------                                -----                            ----
/s/  ROBERT G. LEVIN                Chairman of the Board, Chief             September 24, 1997
-------------------------------      Executive Officer and President
Robert G. Levin

/s/  MICHAEL PITKOW                 Director, Chief Operating Officer        September 24, 1997
-------------------------------      and Executive Vice President
Michael Pitkow

/s/  MARVIN B. SHARFSTEIN           Director                                 September 24, 1997
-------------------------------
Marvin B. Sharfstein

/s/  CARLOS A. FUENTE, SR.          Director                                 September 24, 1997
-------------------------------
Carlos A. Fuente, Sr.

/s/  CARLOS P. FUENTE, JR.          Director                                 September 24, 1997
-------------------------------
Carlos P. Fuente, Jr.

/s/  HARVEY W. GROSSMAN             Director                                 September 24, 1997
-------------------------------
Harvey W. Grossman

/s/  ROBERT H. LEVITT               Chief Financial Officer                  September 24, 1997
-------------------------------      (Principal Financial
Robert H. Levitt                     and Accounting Officer)

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